PROSPECTUS:  [effective date]

Excel Performance VUL
                                            [Ameritas Life Insurance Corp. Logo]
                                                                 A UNIFI Company
Individual Flexible Premium
Variable Universal Life Insurance Policy
                                            Ameritas Variable Separate Account V


         This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and how you invest your Account Value. The value of your Policy will increase or decrease based on the performance of the Investment Options you choose. The amount of the death benefit can also vary as a result of investment performance.

         You may allocate all or part of your Account Value among a variety of Subaccount variable Investment Options where you have the investment risk, including possible loss of principal. The Subaccounts are listed in the Investment Options section of this prospectus.

         You may also allocate all or part of your investment to a Fixed Account option, where we have the investment risk. We guarantee a fixed rate of interest on your investment in the Fixed Account.

    Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy.

          Prospectuses for the portfolios that underlie the Subaccount variable Investment Options are available without charge from your sales representative or from our Service Center.



             The Securities and Exchange Commission ("SEC") does not
             pass upon the accuracy or adequacy of this prospectus,
               and has not approved or disapproved the Policy. Any
              representation to the contrary is a criminal offense.

           This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain
           features described in this prospectus, may not be available in all states.

              No one is authorized to give information or make any
       representation about the Policy that is not in this prospectus. If anyone does so, you should not rely upon it as being accurate or adequate.


            NOT FDIC INSURED o MAY LOSE VALUE o NO BANK GUARANTEE

              Ameritas Life Insurance Corp. (we, us, our, Ameritas)
            Service Center, P.O. Box 82550, Lincoln, Nebraska 68501.
                        1-800-745-1112. www.ameritas.com

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                         Interfund Transfer Request Fax:
                                 1-402-467-7923
                                www.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Remember, the Correct Form of Written Notice "in good order" is important for us to accurately process your Policy elections and changes. Many forms can be found at the online services section of our Internet site. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service you want, we accept some Written Notices by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to: "Ameritas Life Insurance Corp."


TABLE OF CONTENTS                                           Begin on Page

POLICY SUMMARY...................................................3
     Policy Operation and Features...............................3
CHARGES..........................................................4
     Policy Charges..............................................7
     Portfolio Company Operating Expenses........................7
CHARGES EXPLAINED................................................9
     Transaction Charges........................................12
     Periodic Charges:..........................................12
         Monthly Deductions from Account Value..................12
     Periodic Charges:..........................................12
         Daily Deductions from Separate Account Assets..........13
INVESTMENT OPTIONS..............................................14
     Separate Account Variable Investment Options...............14
     Fixed Account Option.......................................17
     Transfers..................................................17
     Third Party Services.......................................18
     Disruptive Trading Procedures..............................19
     Systematic Transfer Programs...............................20
     Model Asset Allocation.....................................21
OTHER IMPORTANT POLICY INFORMATION..............................22
     Policy Application and Issuance............................22
     Account Value..............................................23
     Telephone Transactions.....................................24
     Electronic Delivery and Communications.....................24
     Misstatement of Age or Gender..............................24
     Suicide....................................................25
     Incontestability...........................................25
     Assignment.................................................25
     Lapse and Grace Period.....................................25
     Reinstatement..............................................26
     Delay of Payments or Transfers.............................26
     Beneficiary................................................26
     Minor Owner or Beneficiary.................................27
     Policy Changes.............................................27
     "Free Look" Rights.........................................27
     Optional Features..........................................27
     Nonparticipating...........................................27
POLICY DISTRIBUTIONS............................................27
     Death Benefit..............................................27
     Policy Loans...............................................30
     Cash Surrender.............................................31
     Partial Withdrawal.........................................31
     Payment of Policy Proceeds.................................32
TAX MATTERS.....................................................33
LEGAL PROCEEDINGS...............................................36
HOW TO GET FINANCIAL STATEMENTS.................................36
DISTRIBUTION OF THE POLICY......................................36
APPENDIX A: Optional Features...................................37
DEFINED TERMS...................................................38
     IMSA.......................................................40
     Illustratio................................................40
     Statement of Additional Information; Registration Statement 40
     Reports to You.............................................40

POLICY SUMMARY

         The Excel Performance VUL Policy is flexible premium variable universal life insurance offered and issued by Ameritas Life Insurance Corp. ("Ameritas" or "we"), 5900 "O" Street, Lincoln, Nebraska 68510. The Policy offers variable Investment Options through Subaccounts of Ameritas Variable Separate Account V (the "Separate Account"), a separate account operated by us under Nebraska law, and a fixed interest rate option through the Fixed Account. The Policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. We are obligated to pay all amounts promised under the Policy. Premium is used to create Account Value to cover Policy charges and to generate investment earnings. The amount we require as your first premium depends on the specifics of your Policy and the Insured. The Policy is called a "flexible premium" policy because you may make any other premium payments you wish at any time. The Policy is referred to as a "variable" life insurance policy because the value of the amount you invest in the Policy may increase or decrease daily based on the investment results of the variable Investment Options that you choose. The amount we pay to the Policy's beneficiary upon the death of the Insured person (the "death benefit proceeds") may vary similarly. The Policy pays death benefit proceeds to the Policy beneficiary upon the Insured's death, or pays a Cash Surrender Value to you if you Surrender the Policy. The Insured cannot be over age 80 on the Insured's birthday nearest the Policy Date. We will issue the Policy only for an initial Specified Amount of insurance coverage of $100,000 or more. The Policy is subject to the laws of the state where the application is signed.

         POLICY BENEFITS

         You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the Investment Options. You can take out a Policy loan, make a partial withdrawal from the Account Value, or Surrender your Policy completely, subject to payment of charges and certain restrictions. We will pay Surrender amounts or death benefit proceeds in a lump sum.

Death Benefit.
     o We will pay the death benefit proceeds to the beneficiary when we receive satisfactory proof of death of the Insured while the Policy is in force.
     o If you meet certain premium requirements, we will guarantee a death benefit for a certain period even if your Policy's Cash Surrender Value falls to zero.
     o    Three death benefit options are available.

Death benefit proceeds are reduced by any Policy Debt and any Monthly Deductions due but unpaid at death. See the POLICY DISTRIBUTIONS: Death Benefit section for details.

Surrender and Partial Withdrawals.

     o You can Surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Account Value. Applicable charges are shown in the CHARGES section.
     o Restrictions include that we may limit access to amounts in the Fixed Account for up to six months

Loans.
     o    You may borrow a limited amount of Account Value.
     o    Interest accrues on outstanding loan amounts.
     o After five Policy years, a lower interest rate may be available for a portion of your Policy Debt.

Policy Riders.
         When you apply for the Policy, you can request any of the optional supplementary benefit riders that we make available. Charges for most riders will be deducted monthly from the Account Value. (See the CHARGES section on the next pages.) Availability of riders varies from state to state.

Investment Options.
     o Variable Investment Option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios.
     o Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
     o You may transfer Account Value between Investment Options, subject to limits.
     o Model asset allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

         Variable Investment Option returns vary, depending upon the investment results of the underlying portfolios. The Investment Options cover a broad spectrum of investment styles and strategies. Although the portfolios that underlie the Subaccounts operate like publicly traded mutual funds, there are important differences. You can transfer money from one investment account to another without tax liability. Also, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. If and when Policy earnings are distributed (generally as a result of a Surrender or withdrawal), they will be treated as ordinary income instead of as capital gains.

         POLICY RISKS

Suitability, Investment Risks, and Underlying Portfolio Risks.
         The Policy is unsuitable for short-term savings or short-term life insurance needs. You should evaluate the Policy's long-term investment potential and risks before purchasing a Policy. You should purchase a Policy only if you have the financial capability and the intent to keep the Policy in force for a substantial period of time.

         Your Account Value (and in some circumstances your death benefit) will fluctuate with changes in interest rates and performance of the underlying portfolios. You assume the risk that your Account Value may decline or not perform to your expectations. Each underlying portfolio has various investment risks and some have greater risks than others.

         As mentioned above, the investment performance of any Investment Option may be good or bad. Your Policy value will rise or fall based on the investment performance of the underlying portfolios of the Subaccounts you select. The fund prospectuses accompanying this Policy prospectus provide comprehensive discussion of the risks (and potential rewards) of each underlying portfolio. There is no assurance that any underlying portfolio will meet its objectives.

Lapse Risks.
         If the Cash Surrender Value is not sufficient to pay charges when due, your Policy can terminate, or "lapse." This can happen if you have not paid enough premiums or if the Investment Options you selected experienced poor performance or because of a combination of both factors. You will be given a "grace period" within which to make additional premium payments to keep the Policy from lapsing. Even if the Policy does lapse, you may be given the opportunity to reinstate the Policy by making the required premium payments and satisfying certain other conditions.

         Since partial withdrawals reduce your Account Value, partial withdrawals increase the risk of lapse. Policy Debt also increases the risk of lapse.

Limitations on Access.
         As mentioned above, partial withdrawals may have certain limits and restrictions. As well, Policy Debt, partial withdrawals and Surrenders may be subject to income tax and penalty tax. Policy Debt and partial withdrawals will decrease death benefit protection and may cause the Policy to lapse, in which case you would have no coverage. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Cash Surrender Value is not enough to pay the Monthly Deduction. However, your Policy will stay in force for the first 10 Policy years if you meet the Minimum No-Lapse Premium requirements.

Transfer Risks.
         There is a risk that you will not be able to transfer your Account Value from one Investment Option to another because of limits on the dollar amount or frequency of transfers you can make. Limitations on transfers out of the Fixed Account are more restrictive than those that apply to transfers out of the Subaccounts.

Early Surrender Risks.
         Depending on the Account Value at the time you are considering Surrender, there may be little or no Cash Surrender Value payable to you.

Market Timing Risks.
         Investments in variable life insurance products can be a prime target for abusive transfer activity because these products value their Subaccounts on a daily basis and allow transfers among Subaccounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of Subaccounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in a Subaccount can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

         To discourage disruptive frequent trading activity, we impose restrictions on transfers (See the Disruptive Trading Procedures section.) and reserve the right to change, suspend or terminate telephone, facsimile and Internet transaction privileges (See the Transfers section.). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and
(iii) restricting transfers into and out of certain Subaccounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

         While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax Risks.
         Life insurance death benefits are ordinarily not subject to income tax. Other federal and state taxes may apply. In general, you will be taxed on the amount of a distribution if it exceeds the investment in the Policy (premiums paid). Any taxable distributions are treated as ordinary income (rather than as capital gains) for tax purposes.

         In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code (the "Code"), your Policy must comply with certain requirements of the Code. We will monitor your Policy for compliance with these requirements, but a Policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your Policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the Policy's death benefit. If the limit is violated, the Policy will be treated as a "modified endowment contract," which can have adverse tax consequences. (See the Tax Matters section.) There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

         There is a tax risk associated with Policy Debt. Although no part of a loan is treated as income to you when the loan is made (unless your Policy is a "modified endowment contract"), Surrender or lapse of the Policy would result in the loan being treated as a distribution at the time of lapse or Surrender. This could result in considerable taxable income. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, they might find they have to pay additional premium to keep their policy from lapsing and to avoid a significant tax burden if the policy should lapse.

         Tax consequences of ownership or receipt of Policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of Policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the Policy and before exercising certain rights under the Policy.

Buying a Policy might not be advisable if it is just replacing existing life insurance. You may wish to consult with your financial or insurance adviser.

CHARGES
         Some charges are rounded.  Charges may be less in certain states.

         POLICY CHARGES

         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you pay a premium, Surrender the Policy, or transfer Account Value between Investment Options.

--------------------------------------------------- ----------------------- -------------------- --------------------
                                                                                   Guaranteed
   TRANSACTION FEES                                       When Deducted             Maximum              Current
--------------------------------------------------- ----------------------- -------------------- --------------------
PREMIUM CHARGE                                      When each premium is            5%                  3.5%
Calculated as a percentage of each premium          paid.
payment.
--------------------------------------------------- ----------------------- -------------------- --------------------
SURRENDER CHARGE                                    Upon a full Surrender   Varies(1)            Varies(1)
Rates are per $1,000 of base Policy Specified       during the first 12     Policy year 2:       Policy year 2:
Amount.                                             Policy years or in      Minimum    $2.97     Minimum    $2.97
                                                    the 12 Policy years     Maximum   $48.38     Maximum   $48.38
                                                    following an increase   Example (2) $20.14   Example (2) $20.14
                                                    in base policy
                                                    Specified Amount.
--------------------------------------------------- ----------------------- -------------------- --------------------
PARTIAL WITHDRAWAL CHARGE                           Upon each withdrawal.           $50                  $0
--------------------------------------------------- ----------------------- -------------------- --------------------
TRANSFER FEE (per transfer)                         First 15 transfers
                                                    per year:                       $0                   $0
                                                    Each additional transfer:       $10                  $0
--------------------------------------------------- ----------------------- -------------------- --------------------

Transaction Fees Table Footnotes:
(1) Rate varies by Insured's gender, Issue Age, risk class, and the amount of time you have had your Policy (or the number of years since any increase in base policy Specified Amount). Taxes and penalties may also apply. Ask for a Policy illustration or see your Policy for these charges applicable to you.
(2) Assumes a male, age 45 at policy issue and in our best risk class. Surrender charge rate is $13.43 in year 1, $20.14 in years 2-5, $17.62 in year 6, $15.10 in year 7, $12.49 in year 8, $10.07 in year 9, $7.55 in year 10, $5.03 in year
11, $2.51 in year 12, and $0.00 thereafter.

         The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.

---------------------------------------------------- ---------------------- -------------------- --------------------
PERIODIC CHARGES
(other than Subaccount portfolio operating                                         Guaranteed            Current
expenses)                                              When Deducted             Maximum (annual)       (annual)
---------------------------------------------------- ---------------------- -------------------- --------------------
MONTHLY DEDUCTIONS FROM ACCOUNT VALUE
     Several of the charges below vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.
---------------------------------------------------- ---------------------- -------------------- --------------------
COST OF INSURANCE                                           Monthly         Varies(1)            Varies (2)
                                                                            Minimum       $0.18  Minimum      $0.12
Rates are per $1,000 of the net amount at risk                              Maximum    $1000.00  Maximum   $1000.00
allocated to the base Policy.                                               Example (3)   $2.33  Example (3)  $1.81
---------------------------------------------------- ---------------------- -------------------- --------------------
MONTHLY ADMINISTRATIVE CHARGE                               Monthly
       Specified Amounts $100,000 - $249,999                                       $120                 $120
                Specified Amounts $250,000 +                                       $120                  $90
---------------------------------------------------- ---------------------- -------------------- --------------------
MONTHLY SPECIFIED AMOUNT CHARGE                       Monthly during the    Varies(2)            Varies(2)
                                                        first 10 Policy     Policy year 2:       Policy year 2:
                                                      years or the first    Minimum     $0.00    Minimum      $0.00
Rates are per $1,000 of base Policy Specified           10 Policy years     Maximum     $9.16    Maximum      $7.64
Amount.                                              after an increase in   Example(3,4)$0.55    Example(3,5) $0.46
                                                          base Policy
                                                       Specified Amount.
---------------------------------------------------------------------------------------------------------------------
DAILY DEDUCTIONS FROM SEPARATE ACCOUNT ASSETS
        (to equal the annual percentage stated of the Account Value in the Subaccounts)
---------------------------------------------------- ---------------------- -------------------- --------------------
RISK CHARGE (for mortality and expense risk)
                             Policy Years 1-15               Daily                 0.90%               0.70%
                                 Policy Years 16+                                  0.30%               0.10%
---------------------------------------------------- ---------------------- -------------------- --------------------

Periodic Charges Table Footnotes:
     (1)  Rate varies by Insured's gender, risk class and Attained Age.
     (2) Rate varies by Insured's gender, Issue Age, risk class, Specified Amount, and the amount of time you have had your Policy.
     (3) "Example" charges assume an Insured who is male, best risk class, age 45 when the Policy is issued, a Specified Amount of $250,000, and that the Policy is in its first Policy year.
     (4) The annual rate is $0.2004 in year 1, $0.5472 in years 2-6, $0.4380 in year 7, $0.3288 in year 8, $0.2196 in year 9, $0.1104 in year 10, and
          $0.00 thereafter. These same rates would apply for an increase in base Policy Specified Amount at Attained Age 45.
     (5) The annual rate is $0.1668 in year 1, $0.4560 in years 2-6, $0.3648 in year 7, $0.2736 in year 8, $0.1824 in year 9, $0.0912 in year 10, and
          $0.00 thereafter. These same rates would apply for an increase in base Policy Specified Amount at Attained Age 45.

------------------------------------------------------ -------------------- -------------------- --------------------
                                                                                 Guaranteed            Current
 COST OF OPTIONAL FEATURES                                 When Deducted       Maximum (annual)       (annual)
------------------------------------------------------ -------------------- -------------------- --------------------
 ACCELERATED BENEFIT RIDER                                     N/A                No Cost              No Cost
------------------------------------------------------ -------------------- -------------------- --------------------
 ACCIDENTAL DEATH BENEFIT RIDER                              Monthly        Varies (1)           Varies (1)
 Rates are per $1,000 of the rider benefit amount.                          Minimum      $0.24   Minimum      $0.24
                                                                            Maximum      $1.56   Maximum      $1.56
                                                                            Example (2)  $0.84   Example (2)  $0.84
------------------------------------------------------ -------------------- -------------------- --------------------
 ACCOUNTING BENEFIT RIDER ("ABR")                            Monthly        Varies(3)            Varies(4)
 Cost of Insurance (rates are per $1,000 of net                             Minimum      $0.18   Minimum      $0.06
 amount at risk allocated to the ABR)                                       Maximum  $1,000.00   Maximum  $1,000.00
                                                                            Example(5)   $2.33   Example(5)   $0.25
------------------------------------------------------ -------------------- -------------------- --------------------
 Monthly Specified Amount Charge (rates are per              Monthly        Varies(4)            Varies(4)
 $1,000 of ABR Specified Amount)                                            Policy year 2:       Policy year 2:
                                                                            Minimum      $1.13   Minimum      $0.94
                                                                            Maximum     $35.31   Maximum     $29.42
                                                                            Example(5,6) $2.22   Example(5,7) $1.85
------------------------------------------------------ -------------------- -------------------- --------------------
 CHILDREN'S INSURANCE RIDER                                  Monthly               $5.76                $5.76
 Rate is per $1,000 of the rider benefit amount.
------------------------------------------------------ -------------------- -------------------- --------------------
 GUARANTEED INSURABILITY RIDER                               Monthly        Varies (8)           Varies (8)
 Rates are per $1,000 of the rider benefit amount.                          Minimum      $0.72   Minimum      $0.72
                                                                            Maximum      $2.28   Maximum      $2.28
                                                                            Example (9)  $2.28   Example (9)  $2.28
------------------------------------------------------ -------------------- -------------------- --------------------
 INSURANCE EXCHANGE RIDER                                      N/A                No Cost              No Cost
------------------------------------------------------ -------------------- -------------------- --------------------
 PAID-UP INSURANCE BENEFIT ENDORSEMENT                    When Benefit             3.5%                 3.5%
 Calculated as a percentage times the Account Value.         Elected
------------------------------------------------------ -------------------- -------------------- --------------------
 SCHEDULED INCREASE RIDER                                      N/A                No Cost              No Cost
------------------------------------------------------ -------------------- -------------------- --------------------
 SUPPLEMENTAL COVERAGE RIDER ("SCR")                         Monthly        Varies(3)            Varies(4)
 Cost of Insurance (rates are per $1,000 of net                             Minimum      $0.18   Minimum      $0.06
 amount at risk allocated to the SCR)                                       Maximum  $1,000.00   Maximum  $1,000.00
                                                                            Example(5)   $2.33   Example(5)   $0.25
------------------------------------------------------ -------------------- -------------------- --------------------
 Monthly Specified Amount Charge (rates are per                             Varies(4)            Varies(4)
 $1,000 of SCR Specified Amount)                                            Policy year 2:       Policy year 2:
                                                                            Minimum      $0.59   Minimum      $0.49
                                                                            Maximum     $43.76   Maximum     $36.47
                                                                            Example(5,10)$2.06   Example(5,11)$1.71
------------------------------------------------------ -------------------- -------------------- --------------------
 TERM INSURANCE RIDER                                        Monthly        Varies(3)            Varies(3)
 Rates are per $1,000 of the rider benefit amount.                          Minimum      $0.18   Minimum      $0.13
                                                                            Maximum   $1000.00   Maximum    $950.00
                                                                            Example(5)   $2.33   Example(5)   $1.74
------------------------------------------------------ -------------------- -------------------- --------------------
 TOTAL DISABILITY BENEFIT RIDER                              Monthly        Varies(3)            Varies(3)
 Rates are per $100 of the rider annual benefit                             Minimum      $0.74   Minimum      $0.74
 amount.                                                                    Maximum      $8.64   Maximum      $8.64
                                                                            Example(5)   $2.05   Example(5)   $2.05
------------------------------------------------------ -------------------- -------------------- --------------------
 WAIVER OF MONTHLY DEDUCTION RIDER                           Monthly        Varies (3)           Varies (3)
 Rates are per $100 of the Monthly Deduction.                               Minimum      $1.48   Minimum      $1.48
                                                                            Maximum     $17.28   Maximum     $17.28
                                                                            Example (5)  $4.10   Example (5)  $4.10
------------------------------------------------------ -------------------- -------------------- --------------------

Cost of Optional Features Table Footnotes:

    (1) Rate varies by Insured's gender and Attained Age.
    (2) "Example" charges assume an Insured who is male Attained Age 45.
    (3) Rate varies by Insured's gender, risk class and Attained Age.
    (4) Rate varies by Insured's gender, Issue Age, risk class, Specified Amount, and the amount of time the rider has been in force.
    (5) "Example" charges assume an Insured who is male, best risk class, age 45 when the rider is issued, a Specified Amount of $250,000, and that the rider coverage is in its first year.
    (6) The annual rate is $0.0000 in year 1 of the rider, $2.2212 in years 2-8, $1.7772 in year 9, $1.3332 in year 10, $0.8892 in year 11, $0.4452 in year
    12, and $0.00 thereafter. These same rates would apply for an increase in ABR Specified Amount at Attained Age 45.
    (7) The annual rate is $0.0000 in year 1 of the rider, $1.8504 in years 2-8, $1.4808 in year 9, $1.1112 in year 10, $0.7404 in year 11, $0.3708 in year
    12, and $0.00 thereafter. These same rates would apply for an increase in ABR Specified Amount at Attained Age 45.
    (8) Rate varies by Insured's Issue Age.
    (9) "Example" charges assume an Insured who is male Issue Age 35.
    (10) The annual rate is $0.7584 in year 1 of the rider, $2.0568 in years 2-6, $1.6452 in year 7, $1.2336 in year 8, $0.8232 in year 9, $0.4116 in year 10, and $0.00 thereafter. These same rates would apply for an increase in SCR Specified Amount at Attained Age 45.
    (11) The annual rate is $0.6324 in year 1 of the rider, $1.7136 in years 2-6, $1.3716 in year 7, $1.0284 in year 8, $0.6864 in year 9, $0.3432 in year 10, and $0.00 thereafter. These same rates would apply for an increase in SCR Specified Amount at Attained Age 45.

         We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our company changes.

         The next table describes interest rates charged on amounts borrowed from the Policy, net of 3.0% annual credited interest rate.

                                                                                   Guaranteed
NET INTEREST CHARGED ON LOANS                                   When Deducted       Maximum           Current
-------------------------------------------------------------- ---------------- ---------------- --------------------
LOAN ACCOUNT  (effective annual rates)
   Regular Loan Interest Rate                                     Upon each            1.0%             1.0%
   Preferred Loan Interest Rate  (available only after five        Policy
   policy years, on only a portion of the Policy Debt)           Anniversary.          0.5%             0.0%
-------------------------------------------------------------- ---------------- ---------------- --------------------

         PORTFOLIO COMPANY OPERATING EXPENSES

         The next table shows the minimum and maximum total operating expenses of the underlying portfolios. Expenses before and after any waivers or reductions are expressed as a percentage of average net assets as of December 31, 2007. The chart below the table lists information for each Subaccount's underlying portfolio. Actual fees and expenses for the underlying portfolios vary daily, so expenses for any given day may be greater or less than listed. More detail concerning each portfolio's fees and expenses is contained in the prospectus for that portfolio.

------------------------------------------------------------------------------- ------------------ --------------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
     Expenses that are deducted from portfolio assets, including                    Minimum             Maximum
     management fees, distribution and/or service (12b-1) fees, and other expenses
------------------------------------------------------------------------------- ------------------ ------------------
Before any Waivers and Reductions                                                     0.38% (1)          1.61% (2)
------------------------------------------------------------------------------- ------------------ ------------------
After any Waivers and Reductions (explained in the footnotes to the Portfolio         0.36% (1)          1.61% (2)
Expenses Table at the end of this section)
------------------------------------------------------------------------------- ------------------ ------------------
(1) Ameritas Money Market Portfolio
(2) CVS Social International Equity Portfolio
---------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                                                Acquired
                                                                Fund Fees      Total      Waivers       Total Expenses
Subaccount's underlying           Management   12b-1    Other      and       Portfolio     and        after waivers and
Portfolio Name*                      Fees      Fees**   Fees    Expenses***    Fees     Reductions    reductions if any
--------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
AIM VI, Series I (1)
---------------------------------------------------------------------------------------------------------------------
Global Real Estate                  0.75%       -       0.38%        -          1.13%        -          1.13%(2,3)
---------------------------------------------------------------------------------------------------------------------
International Growth                0.71%       -       0.36%      0.01%        1.08%      0.01%(4)     1.07% (3)
---------------------------------------------------------------------------------------------------------------------
Small Cap Equity                    0.75%       -       0.37%      0.01%        1.13%        -          1.13%(3)
---------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN, Class O
---------------------------------------------------------------------------------------------------------------------
Balanced                            0.71%(1)    -       0.13%        -          0.84%      0.04%(2)     0.80%
---------------------------------------------------------------------------------------------------------------------
Capital Appreciation                0.81%(1)    -       0.155%       -          0.965%     0.035%(3)    0.93%
---------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP, Class I
---------------------------------------------------------------------------------------------------------------------
Mid Cap Value                       1.00%(1)    -       0.01%(2)     -          1.01%        -          1.01%
---------------------------------------------------------------------------------------------------------------------
CALVERT VARIABLE SERIES (1,2)
---------------------------------------------------------------------------------------------------------------------
Ameritas Core Strategies            0.80%       -       0.13%        -          0.93%        -          0.93%(3)
---------------------------------------------------------------------------------------------------------------------
Ameritas Income & Growth            0.675%      -       0.125%       -          0.80%      0.02%        0.78%(3)
---------------------------------------------------------------------------------------------------------------------
Ameritas MidCap Growth              0.85%       -       0.17%        -          1.02%      0.08%        0.94%
---------------------------------------------------------------------------------------------------------------------
Ameritas MidCap Value               0.97%       -       0.17%        -          1.14%        -          1.14%(3)
---------------------------------------------------------------------------------------------------------------------
Ameritas Money Market               0.25%       -       0.13%        -          0.38%      0.02%        0.36%
---------------------------------------------------------------------------------------------------------------------
Ameritas Small Capitalization       0.90%       -       0.20%        -          1.10%      0.10%        1.00%
---------------------------------------------------------------------------------------------------------------------
Ameritas Small Company Equity       1.17%       -       0.27%        -          1.44%      0.11%        1.33%
---------------------------------------------------------------------------------------------------------------------
Income                              0.70%       -       0.17%        -          0.87%        -          0.87% (3)
---------------------------------------------------------------------------------------------------------------------
Social Balanced                     0.70%       -       0.20%        -          0.90%        -          0.90%
---------------------------------------------------------------------------------------------------------------------
Social Equity                       0.70%       -       0.41%        -          1.11%      0.03%        1.08% (3)
---------------------------------------------------------------------------------------------------------------------
Social International Equity         1.10%       -       0.51%        -          1.61%        -          1.61% (3)
---------------------------------------------------------------------------------------------------------------------
DWS VS I, Class A
---------------------------------------------------------------------------------------------------------------------
Capital Growth VIP                  0.37%       -       0.13%(1)     -          0.50%      0.01%(2)     0.49%
---------------------------------------------------------------------------------------------------------------------
DWS VS II, Class A
---------------------------------------------------------------------------------------------------------------------
Dreman Small Mid Value VIP          0.64%       -       0.14%(3)     -          0.78%        -          0.78%
---------------------------------------------------------------------------------------------------------------------
Global Thematic VIP                 0.92%       -       0.40%(3)   0.01%        1.33%     0.27%(4)      1.06%(5)
---------------------------------------------------------------------------------------------------------------------
FIDELITY (R) VIP, Initial Class
---------------------------------------------------------------------------------------------------------------------
Contrafund (R)                      0.56%       -       0.09%        -          0.65%        -          0.65%(1)
---------------------------------------------------------------------------------------------------------------------
Equity-Income                       0.46%       -       0.09%        -          0.55%        -          0.55%(1)
---------------------------------------------------------------------------------------------------------------------
High Income                         0.57%       -       0.11%        -          0.68%        -          0.68%
---------------------------------------------------------------------------------------------------------------------
Investment Grade Bond               0.32%       -       0.11%        -          0.43%        -          0.43%
---------------------------------------------------------------------------------------------------------------------
Mid Cap                             0.56%       -       0.11%        -          0.67%        -          0.67%(1)
---------------------------------------------------------------------------------------------------------------------
Overseas                            0.71%       -       0.14%        -          0.85%        -          0.85%(1)
---------------------------------------------------------------------------------------------------------------------
Strategic Income                    0.56%       -       0.17%        -          0.73%        -          0.73%
---------------------------------------------------------------------------------------------------------------------
FTVIPT, Class 2
---------------------------------------------------------------------------------------------------------------------
Franklin Income Securities(1)       0.45%    0.25%(2)   0.02%                   0.72%                   0.72%(3)
---------------------------------------------------------------------------------------------------------------------
IVY VIP
---------------------------------------------------------------------------------------------------------------------
Science and Technology              0.85%     0.25%     0.07%         -          1.17%       -      14  1.17%
---------------------------------------------------------------------------------------------------------------------
MFS(R) VIT, Initial Class
---------------------------------------------------------------------------------------------------------------------
Research International              0.90%       -       0.66%(1)     -          1.56%(1)   0.46%(2)     1.10%(1)
---------------------------------------------------------------------------------------------------------------------
Total Return                        0.75%       -       0.08%(1)     -          0.83%(1)   0.03%(3)     0.80%(1)
---------------------------------------------------------------------------------------------------------------------
Utilities                           0.75%       -       0.10%(1)     -          0.85%(1)   0.03%(4)     0.82%(1)
---------------------------------------------------------------------------------------------------------------------
Value                               0.75%       -       0.11%(1)     -          0.86%        -          0.86%(1)
---------------------------------------------------------------------------------------------------------------------

                                       9

--------------------------------------------------------------------------------------------------------------------------
                                                                Acquired
                                                                Fund Fees      Total      Waivers       Total Expenses
Subaccount's underlying           Management   12b-1    Other      and       Portfolio     and        after waivers and
Portfolio Name*                      Fees      Fees**   Fees    Expenses       Fees     Reductions    reductions if any
--------------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN AMT, Class I(1)
---------------------------------------------------------------------------------------------------------------------
Guardian                            0.85%       -       0.16%        -          1.01%        -          1.01%
---------------------------------------------------------------------------------------------------------------------
OPPENHEIMER, Non-Service Shares
---------------------------------------------------------------------------------------------------------------------
Global Securities                   0.62%       -       0.03%(1)     -          0.65%        -          0.65%
---------------------------------------------------------------------------------------------------------------------
PIMCO VIT, Administrative Class
---------------------------------------------------------------------------------------------------------------------
Total Return                        0.40%       -       0.43%(1)     -          0.83%        -          0.83%(2)
---------------------------------------------------------------------------------------------------------------------
SUMMIT
---------------------------------------------------------------------------------------------------------------------
Bond                                0.47%       -       0.28%(1)   0.01%        0.76%        -          0.76%
---------------------------------------------------------------------------------------------------------------------
EAFE International Index            0.56%       -       0.69%(2)   0.02%        1.27%      0.30%(3)     0.97%
---------------------------------------------------------------------------------------------------------------------
Inflation Protected Plus            0.50%       -       0.25%(2)   0.01%        0.76%        -          0.76%
---------------------------------------------------------------------------------------------------------------------
Lehman Aggregate Bond Index         0.30%       -       0.29%      0.01%        0.60%        -          0.60%
---------------------------------------------------------------------------------------------------------------------
Lifestyle ETF Aggressive            0.55%       -       0.20%(2)   0.25%        1.00%        -          1.00%
---------------------------------------------------------------------------------------------------------------------
Lifestyle ETF Conservative          0.55%       -       0.20%(2)   0.23%        0.98%        -          0.98%
---------------------------------------------------------------------------------------------------------------------
Lifestyle ETF Target                0.55%       -       0.20%(2)   0.26%        1.01%        -          1.01%
---------------------------------------------------------------------------------------------------------------------
Nasdaq-100 Index                    0.35%       -       0.30%(2)   0.01%        0.66%        -          0.66%
---------------------------------------------------------------------------------------------------------------------
Natural Resources                   0.55%       -       0.20%(2)   0.56%        1.31%        -          1.31%
---------------------------------------------------------------------------------------------------------------------
Russell 2000 Small Cap Index        0.35%       -       0.29%      0.03%        0.67%        -          0.67%
---------------------------------------------------------------------------------------------------------------------
S&P 500***                          0.25%       -       0.20%        -          0.45%      0.06%(4)     0.39%
---------------------------------------------------------------------------------------------------------------------
S&P MidCap 400 Index***             0.30%       -       0.22%      0.01%        0.53%        -          0.53%
---------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE
---------------------------------------------------------------------------------------------------------------------
Blue Chip Growth-II                 0.85%     0.25%       -          -          1.10%        -          1.10%
---------------------------------------------------------------------------------------------------------------------
Equity Income-II                    0.85%     0.25%       -          -          1.10%        -          1.10%
---------------------------------------------------------------------------------------------------------------------
THIRD AVENUE
---------------------------------------------------------------------------------------------------------------------
Value                               0.90%       -       0.27%        -          1.17%        -          1.17%
---------------------------------------------------------------------------------------------------------------------
UIF, Class I
---------------------------------------------------------------------------------------------------------------------
Emerging Markets Equity             1.21%       -       0.37%      0.02%        1.60%        -          1.60%
---------------------------------------------------------------------------------------------------------------------

AIM (1) Except as otherwise noted, figures shown in the table are for the year ended December 31, 2007 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.
AIM (2) Effective July 1, 2007, the Board of Trustees approved a reduced contractual advisory fee schedule for the Fund. Prior to such date, the Funds' advisor had contractually agreed to waive advisory fees to the same reduced advisory fee schedule. The maximum annual advisory fee rate ranges from 0.75% (for average net assets up to $250 million) to 0.68% (for average net assets over $10 billion). Management Fees and Waivers and Reductions have been restated to reflect the new fee schedule.
AIM (3) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Portfolio Fees (excluding certain items discussed below) of Series I shares to 1.30% for Global Real Estate and International Growth and 1.15% for Small Cap Equity, of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Portfolio Fees to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. The expense limitation agreement is in effect through at least April 30, 2009.
AIM (4) Effective July 1, 2007, through at least April 30, 2009, Invesco Aim contractually agreed to waive advisory fees in an amount equal to 100% of the advisory fee Invesco Aim receives from affiliated money market funds on investments by the fund in such affiliated money market funds. Fee Waiver reflects this agreement.
Alger (1) Previously, the Portfolio's Management Fees included an additional 0.04% in administrative fees that are now included in Other Fees.
Alger (2) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive 0.04% of its Advisory Fees.
Alger (3) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive 0.035% of its Advisory Fees.
American Century (1) The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fee shown is based on assets during the fund's most recent fiscal year. The fund has a stepped fee schedule. As a result, the fund's management fee rate generally decreases as fund assets increase and increases as strategy assets decrease. American Century (2) Other expenses include the fees and expenses of the fund's independent directors and their legal counsel, interest and, if applicable, acquired fund fees and expenses.
Calvert (1) The Investment Advisor (Calvert Asset Management Company, Inc.) has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2009, as shown below. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses.
                 Ameritas Core Strategies                        0.95%
                 Ameritas Income & Growth                        0.78%
                 Ameritas MidCap Growth                          0.94%
                 Ameritas Money Market                           0.36%
                 Ameritas Small Capitalization                   1.00%
                 Ameritas Small Company Equity                   1.33%
                 Social Equity                                   1.08%
Each Portfolio has an expense offset arrangement with the custodian bank whereby the custodian's fees may be paid indirectly by credits on the Portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Under those circumstances where the Advisor has provided to the Portfolio a contractual expense limitation, and to the extent any expense offset credits are earned, the Advisor may benefit from the expense offset arrangement and the Advisor's obligation under the contractual limitation may be reduced by the credits earned.
Calvert (2) Management fees for the Calvert Variable Series, Inc. Portfolios include both the investment advisory fee paid by each Portfolio to the Advisor and the administrative fee paid by the Portfolio to Calvert Administrative Services Company, an affiliate of the Advisor. The administrative fees (as a percentage of net assets) are as follows: 0.05% for each Ameritas Portfolio, 0.30% for Income, 0.275% for Social Balanced, 0.20% for Social Equity and 0.35% for Social International Equity.

Calvert (3) "Total Portfolio Fees" reflect an indirect fee and fees before waivers. Indirect fees result from a Portfolio's offset arrangement with the custodian bank whereby the custodian's fees may be paid indirectly by credits on the Portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses after reductions for fees paid indirectly and fee waivers would be as follows:
               Ameritas Core Strategies                        0.91%
               Ameritas Income & Growth                        0.77%
               Ameritas MidCap Value                           1.04%
               Income                                          0.84%
               Social Equity                                   1.05%
               Social International Equity                     1.59%

DWS (1) "Other Fees" are based on estimated amounts for the current fiscal year. Actual expenses may be different.
DWS (2) Through 4/30/2010, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund to the extent necessary to maintain the fund's operating expenses at 0.49%, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.
DWS (3) Restated on an annual basis to reflect approved fee changes taking effect on May 1, 2008. Includes a 0.10% administrative services fee paid to the Advisor.
DWS (4) Through 4/30/2009, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund to the extent necessary to maintain the fund's operating expenses at 1.06%, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.
DWS (5) In addition to the expenses that the portfolio bears directly, the portfolio's shareholders indirectly bear the expenses of the underlying portfolios in which the portfolio invests. The portfolio's estimated indirect expense from investing in the underlying portfolios, based on its expected allocations to the underlying portfolios, is as shown in the table.
Fidelity (1) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. These offsets may be discontinued at any time. Including these reductions, the total class operating expenses would have been:
                 Contrafund                         0.64%
                 Equity-Income                      0.54%
                 Mid Cap                            0.66%
                 Overseas                           0.82%
FTVIPT (1) The Fund administration fee is paid indirectly through the management fee.
FTVIPT (2) While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% per year of the Fund's average daily net assets, the Fund's board of trustees has set the current rate at 0.25% per year through April 30, 2009. FTVIPT (3) Fund shares are held by a limited number of Insurers and, when applicable, Funds of Funds. Substantial withdrawals by one or more Insurers or Funds of Funds could reduce Fund assets, causing total Fund expenses to become higher than those shown.
MFS (1) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Total Expenses" would be lower.
MFS (2) MFS has agreed in writing to bear the funds' expenses such that "Total Portfolio Fees", determined without giving effect to the expense offset arrangements described above, do not exceed 1.10% annually. This written agreement excludes interest, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses and will continue until modified by the fund's Board of Trustees.
MFS (3) MFS has agreed in writing to reduce its management fee to 0.65% annually on average daily net assets in excess of $3 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees.
MFS (4) MFS has agreed in writing to reduce its management fee to 0.70% annually on average daily net assets in excess of $1 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees.
Neuberger Berman (1) Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2011 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to the Guardian Portfolio) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of average daily net asset value. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.
Oppenheimer (1) The "Other Fees" in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2007, the transfer agent fees did not exceed the expense limitation described above. The Manager will voluntarily waive and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund ("IMMF"). During the fiscal year, these amounts were not material to the above ratios. The Fund also receives certain credits from the Fund's custodian that, during the fiscal year, reduced its custodial expenses (by less than 0.01% of average daily net assets). PIMCO (1) "Other Fees" reflect an administrative fee of 0.25% and interest expense. Interest expense is generally incurred as a result of investment management activities.
PIMCO (2) PIMCO Cayman Commodity Portfolio I LTD. (the Subsidiary) has entered into a separate contract with the advisor for the management of the Subsidiary's portfolio pursuant to which the Subsidiary pays the advisor at the annual rates of 0.49% for a management fee and 0.20% for an administration fee.
Summit (1) The adviser has contractually agreed to waive administration fees for the Bond Portfolio, as long as that Portfolio's direct operating expense ratio exceeds 0.75%. Expenses of Acquired Funds are not included in this arrangement. Summit (2) The fund does not bear any direct operating expenses above the amount disclosed; any additional direct operating expenses are borne by the adviser according to the terms of the advisory agreement. Expenses of Acquired Funds are not included in this arrangement.
Summit (3) The adviser has agreed to waive its fees and/or reimburse expenses of the portfolio to the extent necessary, to limit direct operating expenses to 0.95% of the average daily net assets of the portfolio until May 1, 2009. Expenses of Acquired Funds are not included in this arrangement.
Summit (4) The adviser has agreed to waive its fees and/or reimburse expenses of the portfolio to the extent necessary, to limit direct operating expenses to 0.39% of the average daily net assets of the portfolio until May 1, 2009. Expenses of Acquired Funds are not included in this arrangement.

UIF (1) The Portfolio may invest a portion of its assets in other investment companies (the "Acquired Funds"). The Portfolio's shareholders indirectly bear a pro rata portion of the expenses of the Acquired Funds in which the Portfolio invests. "Acquired Fund Fees and Expenses" in the table is an estimate of those expenses. The estimate is based upon the average allocation of the Portfolio's investments in the Acquired Funds and upon the actual total operating expenses of the Acquired Funds (including any current waivers and expense limitations) for the fiscal year ended December 31, 2007. Actual Acquired Fund expenses incurred by the Portfolio may vary with changes in the allocation of Portfolio assets among the Acquired Funds and with other events that directly affect the expenses of the Acquired Funds. Since "Acquired Fund Fees and Expenses" are not directly borne by the Portfolio, they are not reflected in the Portfolio's financial statements, with the result that the information presented in the table will differ from that presented in the Financial Highlights section of the Portfolio prospectus.

UIF (2) This table does not show the effects of the Adviser's voluntary fee waivers and/or expense reimbursements. The Adviser has voluntarily agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Expenses , excluding certain investment related expenses described below and Acquired Fund Fees and Expenses, will not exceed 1.60%. In determining the actual amount of voluntary advisory fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed, are excluded from Total Expenses. If these expenses were included, the Total Expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ration shown. Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waivers and/or reimubrsements at any time and without notice.

* Short cites are used in this list. The "Investment Options" section uses complete Portfolio names.

** Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares. Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for our providing shareholder support and marketing services.

*** Some portfolios invest in other investment companies (the "acquired portfolios"). In these instances, portfolio shareholders indirectly bear the fees and expenses of the acquired portfolios.

**** "Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500,"

and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us and Summit. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between S&P and us.

CHARGES EXPLAINED

         The following repeats and adds to information provided in the CHARGES section where the amount of each charge is shown. Please review both prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, gender-distinct rates do not apply. Certain charges expressly permit you to designate the Investment Options from which the charge is to be deducted. If there are insufficient funds in such a designated Investment Option, and for all other charges deducted from total Account Value, charges are deducted Pro-Rata from your selected Subaccount and Fixed Account Investment Options.

         TRANSACTION CHARGES

o        Premium Charge
         We currently charge a percentage of each Policy premium payment we receive as a Premium Charge. This charge partially offsets premium taxes imposed by some states and local governments and federal taxes on certain capitalized acquisition expenses. We do not expect to profit from this charge. Our current charge is less than our guaranteed maximum amount for this charge.

o        Surrender Charge
         Upon a full Surrender from your Policy, we deduct a Surrender Charge from the total Account Value. The amount of this charge varies by the Insured's gender, Issue Age (or Attained Age at the time of any increase), risk class, Specified Amount of insurance coverage, and the length of time the Policy has been in force. Surrender Charges apply during the first 12 Policy years and for the first 12 Policy years after an increase in Specified Amount. The initial Surrender Charge applies from the Policy Date. In the event of an increase in the Specified Amount, the Surrender Charge will increase. You will receive a revised Policy schedule reflecting the increase. Taxes and tax penalties may apply.

o        Partial Withdrawal Charge
         Upon a partial withdrawal from your Policy, we may assess a partial withdrawal charge. The partial withdrawal charge will be allocated the same as the partial withdrawal itself. Taxes and tax penalties may apply.

o        Transfer Charge
         We may charge a transfer charge for any transfer in excess of 15 transfers per Policy year. You may tell us how to allocate the transfer charge.

o        Periodic Charges:
         Monthly Deductions from Account Value

         On each Monthly Date, we will deduct an amount from your Account
Value to pay us for providing the benefits of the Policy. This amount is called the Monthly Deduction. It equals the sum of monthly charges for the cost of insurance, administrative charge, specified amount charge, and the costs of any riders. You may tell us how to allocate the Monthly Deduction.

o        Cost of Insurance Charge
         The cost of insurance rate per $1,000 of Net Amount at Risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the formula for cost of insurance, below.

         The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy can vary from month to month. The cost of insurance rate for the Specified Amount of insurance coverage varies by the Insured's gender, Issue Age, risk class, Specified Amount and the length of time the Policy has been in force. The cost of insurance rate for an increase in Specified Amount varies by the Insured's gender, age and risk class at the time of the increase, Specified Amount and the length of time the Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the maximum rates shown in the Policy. Changes will apply equally to similarly situated Policy Owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

     The Cost of Insurance each month equals:
     -   The Net Amount at Risk for the month; multiplied by
     -   The cost of insurance rate per $1,000 of Net Amount at Risk; divided by
     -   $1,000.

o        Administrative Charge
         This monthly charge partially compensates us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from this charge. The maximum monthly administrative charge is shown on your Policy schedule.

o        Specified Amount Charge

         For certain risk classes and Issue Ages, the maximum cost of insurance rates and other Policy charges are insufficient to cover our costs in issuing and administering the Policy, operating the Separate Account, and providing the benefits under the Policy. The Specified Amount charge partially compensates us for these costs. We do not anticipate making a profit from this charge. The maximum monthly Specified Amount charge, if any, is shown on your Policy schedule. Any increase in Specified Amount will result in an additional monthly Specified Amount charge, unless the applicable rate at the time of the increase is zero.

o        Costs of Optional Features
         The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Account Value. See the CHARGES section for information about the costs of these features, and refer to APPENDIX A for descriptions of these features. Optional features may not be available in all states.

         PERIODIC CHARGES:
         DAILY DEDUCTIONS FROM SEPARATE ACCOUNT ASSETS

         The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o        Risk Charge
         The Risk Charge is for the mortality risks we assume - that Insureds may live for shorter periods of time than we estimate, and also compensates us for the Policy expense risks we assume. If this charge exceeds our actual costs to cover these risks, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o        Policy Debt
         If you borrow from your Account Value, interest accrues on outstanding loan amounts. After five Policy years, a lower interest rate may be available for a portion of your Policy Debt. See the POLICY DEBT section for more information on applicable interest rates.

o        Portfolio Charges
         Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' CHARGES section and described in more detail in each portfolio's prospectus. A portfolio's charges and expenses are not deducted from your Account Value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

INVESTMENT OPTIONS

         The Policy allows you to choose from a wide array of Investment Options
- each chosen for its potential to meet specific investment objectives.

         You may allocate all or a part of your premiums among the Separate Account variable Investment Options ("Subaccounts") or the Fixed Account option. Allocations must be in whole percentages and total 100%. The Subaccounts, which invest in underlying portfolios, are listed and described in this section of this prospectus.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

         The Separate Account provides you with variable Investment Options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Account Value of your Policy depends directly on the investment performance of the portfolios that you select.

         The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law,
(ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

     The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account Investment Options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
     Even if the investment objectives and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
     Read the prospectuses for the underlying portfolios together with this prospectus for more information.

         Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable Investment Options' underlying portfolios. We do not make any representations about their future performance.

           You bear the risk that the variable Investment Options you select may fail to meet their objectives, that they
          could decrease in value, and that you could lose principal.

         Each Subaccount's underlying portfolio operates as a separate variable Investment Option, and generally the income or loss of one has no effect on the investment performance of any other. Complete descriptions of each portfolio's investment objectives and restrictions and other material information related to an investment in the variable Investment Option are contained in the prospectuses for each of the underlying portfolios which accompany this prospectus. You should read the prospectus for an underlying portfolio for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objectives, restrictions, and potential risks, such as those related to mixed and shared funding for portfolios that are also offered through individual variable annuities, other variable life insurance policies, and qualified pension and retirement plans (see the Transfers section, Omnibus Orders). To get a copy of any portfolio prospectus, contact your representative or us as shown on the Table of Contents page or the last page of this prospectus.

The value of your Policy will go up () or down () based on the investment performance of the variable Investment Options you choose. The investment results of each variable Investment Option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which Investment Options best suit your long-term investment objectives and risk tolerance

         The Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         The Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

--------------------------------------------------------------------------------------------------------------------
                         FUND NAME                                             INVESTMENT ADVISER
Portfolio Name - Subadviser(s)                               Portfolio Type / Summary of Investment Strategy
--------------------------------------------------------------------------------------------------------------------
                AIM Variable Insurance Funds                               Invesco Aim Advisors, Inc.
--------------------------------------------------------------------------------------------------------------------
AIM V.I. Global Real Estate Fund, Series I -                 High total return through growth of capital and
                                                             current income.
--------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund, Series I -               Long-term growth of capital.
--------------------------------------------------------------------------------------------------------------------
AIM V.I.  Small Cap Equity Fund, Series I -                  Long-term growth of capital.
--------------------------------------------------------------------------------------------------------------------
- Subadvisers: AIM Funds Management Inc. (AIM Funds Management Inc. anticipates changing its name to Invesco
Trimark Ltd. on or prior to December 31, 2008); Invesco Global Asset Management (N.A.), Inc.; Invesco
Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset
Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and
Invesco Australia Limited
--------------------------------------------------------------------------------------------------------------------
                  The Alger American Fund                                 Fred Alger Management, Inc.
--------------------------------------------------------------------------------------------------------------------
Alger American Balanced Portfolio, Class O                   Current income and long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
Alger American Capital Appreciation Portfolio, Class O       Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
                American Century Investments                      American Century Investment Management, Inc.
--------------------------------------------------------------------------------------------------------------------
American Century VP Mid Cap Value Fund, Class I              Long-term capital growth; income is secondary.
--------------------------------------------------------------------------------------------------------------------
               Calvert Variable Series, Inc.*                        Calvert Asset Management Company, Inc.
--------------------------------------------------------------------------------------------------------------------
Ameritas Core Strategies Portfolio - Thornburg Investment    Long-term capital appreciation; current income is
Management, Inc.                                             secondary.
--------------------------------------------------------------------------------------------------------------------
Ameritas Income & Growth Portfolio - Fred Alger Management,  Income; capital appreciation is secondary.
Inc. (Fred Alger)
--------------------------------------------------------------------------------------------------------------------
Ameritas MidCap Growth Portfolio - Fred Alger                Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
Ameritas MidCap Value Portfolio - RiverSource Investments,   Long-term capital appreciation.
LLC
--------------------------------------------------------------------------------------------------------------------
Ameritas Money Market Portfolio                              Money market: current income.
--------------------------------------------------------------------------------------------------------------------
Ameritas Small Capitalization Portfolio - Eagle Asset        Long-term capital appreciation.
Management, Inc.
--------------------------------------------------------------------------------------------------------------------
Ameritas Small Company Equity Portfolio - OFI Institutional  Long-term capital appreciation.
Asset Management Inc.
--------------------------------------------------------------------------------------------------------------------
Income Portfolio                                             Long-term income.
--------------------------------------------------------------------------------------------------------------------
Social Balanced Portfolio - Equity Portion: New Amsterdam    Income and capital growth.
Partners LLC; Fixed Income Portion: No Subadviser
--------------------------------------------------------------------------------------------------------------------
Social Equity Portfolio - Atlanta Capital Management         Capital growth.
Company, L.L.C.
--------------------------------------------------------------------------------------------------------------------
Social International Equity Portfolio - Acadian Asset        Growth.
Management, Inc.
--------------------------------------------------------------------------------------------------------------------
                   DWS Variable Series I                          Deutsche Investment Management Americas Inc.
--------------------------------------------------------------------------------------------------------------------
DWS Capital Growth VIP Portfolio, Class A                    Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
                   DWS Variable Series II                         Deutsche Investment Management Americas Inc.
--------------------------------------------------------------------------------------------------------------------
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A        Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
DWS Global Thematic VIP Portfolio, Class A                   Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
           Fidelity(R) Variable Insurance Products                     Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R) Portfolio, Initial Class       Long-term growth.
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Equity-Income Portfolio, Initial Class       Index:  S&P 500 Index.
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP High Income Portfolio, Initial Class         Income and growth.
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Investment Grade Bond Portfolio,             Bond.
Initial Class
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap Portfolio, Initial Class             Long-term growth.
--------------------------------------------------------------------------------------------------------------------


                                       15

--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas Portfolio, Initial Class            Long-term growth.
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Strategic Income Portfolio, Initial Class    Income.
--------------------------------------------------------------------------------------------------------------------
    Franklin Templeton Variable Insurance Products Trust                    Franklin Advisers, Inc.
--------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund, Class 2                     Income.
--------------------------------------------------------------------------------------------------------------------

       Ivy Funds Variable Insurance Portfolios, Inc.              Waddell & Reed Investment Management Company
--------------------------------------------------------------------------------------------------------------------
Ivy Funds VIP Science and Technology                         Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------

              MFS(R) Variable Insurance TrustSM                       Massachusetts Financial Services Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Research International Series, Initial Class      Capital appreciation.
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Total Return Series, Initial Class                Total return.
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Utilities Series, Initial Class                   Total return.
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Value Series, Initial Class                       Capital appreciation.
--------------------------------------------------------------------------------------------------------------------
         Neuberger Berman Advisers Management Trust                     Neuberger Berman Management Inc.
--------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio, Class I             Long-term capital growth; income is secondary.
--------------------------------------------------------------------------------------------------------------------
             Oppenheimer Variable Account Funds                              OppenheimerFunds, Inc.
--------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA, Non-Service Shares    Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
               PIMCO Variable Insurance Trust                      Pacific Investment Management Company LLC
--------------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio, Administrative Class           Total return.
--------------------------------------------------------------------------------------------------------------------
     Summit Mutual Funds, Inc., Summit Pinnacle Series*                 Summit Investment Partners, Inc.
--------------------------------------------------------------------------------------------------------------------
Summit Bond Portfolio                                        Bond.
--------------------------------------------------------------------------------------------------------------------
Summit EAFE International Index Portfolio                    Index:  MSCI EAFE Index.
--------------------------------------------------------------------------------------------------------------------
Summit Inflation Protected Plus Portfolio                    Inflation-adjusted income.
--------------------------------------------------------------------------------------------------------------------
Summit Lehman Aggregate Bond Index Portfolio                 Index:  Lehman Aggregate Bond Index.
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Aggressive Portfolio    Target allocation - Aggressive.
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Conservative Portfolio  Target allocation - Conservative.
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Target Portfolio        Target allocation - Moderate.
--------------------------------------------------------------------------------------------------------------------
Summit Nasdaq-100 Index Portfolio                            Index:  Nasdaq-100 Index.
--------------------------------------------------------------------------------------------------------------------
Summit Natural Resources Portfolio                           Specialty.
--------------------------------------------------------------------------------------------------------------------
Summit Russell 2000 Small Cap Index Portfolio                Index:  Russell 2000 Index.
--------------------------------------------------------------------------------------------------------------------
Summit S&P 500 Index Portfolio                               Index:  S&P 500 Index.
--------------------------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio                        Index:  S&P MidCap 400 Index.
--------------------------------------------------------------------------------------------------------------------
             T. Rowe Price Equity Series, Inc.                           T. Rowe Price Associates, Inc.
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Blue Chip Growth Portfolio-II                  Growth.
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income Portfolio-II                     Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
             Third Avenue Variable Series Trust                           Third Avenue Management LLC
--------------------------------------------------------------------------------------------------------------------
Third Avenue Value Portfolio                                 Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
          The Universal Institutional Funds, Inc.                  Morgan Stanley Investment Management Inc.,
                                                                                 dba Van Kampen
--------------------------------------------------------------------------------------------------------------------
UIF Emerging Markets Equity Portfolio, Class I               Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------


* These funds and their investment advisers are part of the UNIFI Mutual Holding Company, the ultimate parent of Ameritas. Also, Ameritas Investment Corp., a majority owned subsidiary of Ameritas, is the underwriter for the Summit Mutual Funds, Inc., Summit Pinnacle Series.

o      Adding, Deleting, or Substituting Variable Investment Options

         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. Subject to applicable law, we retain the right to add or change the Subaccounts of the Separate Account, the right to eliminate the shares of any Subaccount's underlying portfolio and the right to substitute shares of another portfolio for an eliminated portfolio. If the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. Separate Account underlying portfolios may be added or eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we may ask you to reallocate any Account Value in the corresponding Subaccount. If you do not reallocate this amount, we may automatically reallocate it to the Money Market Subaccount. If you are allocating premium to the eliminated Subaccount, we will ask you to change your premium allocation. If you do not, we will automatically redirect any future premium allocations to the eliminated Subaccount to the Money Market Subaccount. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another investment option. If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change.

o      Voting Rights

         As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights. If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy owners. We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy owners. It is possible that a small number of Policy owners can determine the outcome of a voting proposal. The underlying portfolios may not hold routine annual shareholder meetings.

         FIXED ACCOUNT OPTION

         The Policy has one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3.0% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that interest will remain at the minimum guaranteed rate for the life of the Policy.

All amounts allocated to the Fixed Account become assets of our general account. The general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         Net Premiums allocated to and transfers to the Fixed Account under the Policy become part of our general account assets, which support annuity and insurance obligations. The general account includes all of our assets, except those assets segregated in separate accounts. We have sole discretion to invest the assets of the general account, subject to applicable law, and we bear the risk that assets in the Fixed Account will perform better or worse than the interest we pay. Since the focus of this prospectus is to disclose the Separate Account aspects of the Policy, please refer to the Policy for additional details regarding the Fixed Account.

         TRANSFERS

         The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy owners by having a detrimental effect on investment portfolio management. In addition to the right of each portfolio to impose redemption fees on short-term trading, we may reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio investment adviser, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

         We consider any transfer of money out of a Subaccount within 60 days of a purchase to be evidence of possible market timing. We will not execute such a trade until we provide the underlying portfolio's investment adviser with information about it for an opportunity to evaluate the transfer pursuant to the investment adviser's own standards, as stated in the Subaccount's underlying portfolio prospectus. Ultimately the portfolio's investment adviser has the authority to make the determination whether or not to accept a transfer.

         Subject to restrictions prior to the Right to Examine Transfer Date, you may transfer Account Value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:
          o A transfer is considered any single request to move assets between one or more Investment Options.
          o We must receive notice of the transfer request - either Written Notice, an authorized telephone transaction, or by Internet when available. Our Trading Unit facsimile number is 402-467-7923. Transfers will be processed on the Business Day they are received by our Trading Unit before close of the New York Stock Exchange (usually 3:00 p.m. Central Time). You must be available to receive a confirmation telephone call for any faxed transfer requests sent to us, or your trade may not be processed until it is confirmed.

          o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the Account Value remaining in a Subaccount after a transfer will be less than $100, we will include that Account Value in the amount transferred.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of this prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfers limit.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be made only once each Policy year;
               -    may be delayed up to six months;
               -    is limited during any Policy year to the greatest of:
                    - 25% of the Account Value in the Fixed Account on the date of the transfer;
                    - the amount of any Fixed Account transfer that occurred during the prior 13 months; and,
                    -    $1,000.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time. We and the investment advisers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an Investment Option's underlying portfolio as disruptive. We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service. We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

          o If the Account Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to the Money Market Subaccount. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another investment option.

          o In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

         Omnibus Orders
         Purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the ability of the portfolios to apply their respective disruptive trading policies and procedures. We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all variable life insurance or variable annuity contracts, including ours, whose variable investment options correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order that we submit may reflect one or more transfer requests from Owners engaged in disruptive trading, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

         Time Period for Special Transfer
         At any time within 24 months of the Policy Date, you may request a transfer of the entire Account Value in the Subaccounts to the Fixed Account without incurring a transfer charge.

         THIRD PARTY SERVICES

         Where permitted and subject to our rules (including those Transfer Rules above regarding rejection of a transfer request), we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

         DISRUPTIVE TRADING PROCEDURES

Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

         The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount's underlying portfolio can disrupt management of a Subaccount's underlying portfolio and raise expenses. This in turn can hurt performance of an affected Subaccount and therefore hurt your Policy's performance. The risks and harmful effects of disruptive trading include:

          o dilution of the interests of long-term investors in a separate account if market timers manage to transfer into a portfolio at prices that are below the true value or to transfer out of the portfolio at prices that are above the true value of the portfolio's investments (some market timers attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage");
          o Reduced investment performance due to adverse effects on portfolio management by:
               - impeding a portfolio investment adviser's ability to sustain an investment objective;
               - causing the portfolio to maintain a higher level of cash than would otherwise be the case;
               - causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the portfolio; and
          o increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Policy Owners invested in those separate accounts, not just those making the transfers.

         Policy Owners should be aware that we are contractually obligated to provide, at the portfolio investment adviser's request, Policy Owner transaction data relating to trading activities, including tax identification numbers and other identifying information contained in our records to assist in identifying any pattern or frequency of Subaccount transfers that may violate the portfolio's trading policies. We are obligated to follow each portfolio investment adviser's instructions regarding enforcement of their trading policy. On receipt of written instructions from a portfolio investment adviser, we will restrict or prohibit further purchases or transfers by Policy Owners identified as having engaged in transactions that violate the portfolio's trading policies. We are not authorized to grant exceptions to an underlying portfolio's trading policy. Please refer to each portfolio's prospectus for more information on its trading policies.

         We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending or terminating telephone, online and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio investment adviser's restrictions imposed upon transfers considered by the portfolio investment adviser to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. However, any Subaccount restrictions will be uniformly applied; we do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these procedures.

        There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

         Excessive Transfers
         We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:
          o    the total dollar amount being transferred;
          o    the number of transfers you make over a period of time;
          o whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
          o whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
          o the investment objectives and/or size of the Subaccount underlying portfolio.

         Third Party Traders
         We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:
          o    reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or
          o    reject the transfer or exchange instructions of individual Policy
               Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

         We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these rules. See the sections of the prospectus describing those programs for the rules of each program.

         SYSTEMATIC TRANSFER PROGRAMS

         Transfers under any systematic transfer program do count toward the 15 free transfers limit. We reserve the right to alter or terminate any systematic transfer program upon thirty days advance written notice. Only one systematic transfer program may be utilized at a time.

o        Dollar Cost Averaging Program
         Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Account Value, protect against a loss, or otherwise achieve your investment goals.

         Dollar Cost Averaging Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o Dollar Cost Averaging program transfers cannot begin before the Right to Examine Transfer Date.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Monthly Date following the Right to Examine Transfer Date.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o      Portfolio Rebalancing Program
         The Portfolio Rebalancing program allows you to rebalance your Account Value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.

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

          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.
          o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o      Earnings Sweep Program
         The Earnings Sweep program allows you to rebalance your Account Value by automatically allocating earnings from your Subaccounts among designated Investment Options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Earnings Sweep Program Rules:
          o    There is no additional charge for the Earnings Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

         MODEL ASSET ALLOCATION

         We may offer a model asset allocation program. However, you always have the ability to construct your own asset allocation plan from among the Investment Options available in your Policy. Model asset allocation programs are intended to match model risk tolerance and investment objectives with the Investment Options available in your Policy.

         To assist you in your selection of an asset allocation model, our Model Asset Allocation program uses the Morningstar Asset Allocator. This tool was developed by Morningstar Associates, LLC ("Morningstar") and is offered to you through a license agreement between Morningstar and our affiliate Ameritas Investment Corp. ("AIC"). The Model Asset Allocation program consists of five models, ranging from aggressive to conservative. Morningstar provides AIC with ongoing recommendations and monitoring of the portfolios that comprise the models.

         To participate in the asset allocation program:
          o AIC will serve as your investment adviser fiduciary for the program solely for purposes of development of the models and periodic updates to the models. You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing Policy, Account Value) pursuant to the allocations of the model you select. AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by Morningstar. AIC has no discretionary authority to execute any other transfers for your Policy.
          o    You must complete the Morningstar Asset Allocator Questionnaire.
          o You must allocate all of your Account Value to one asset allocation model. We must receive notice of your asset allocation model election either by Written Notice or Internet (when available) before we can begin a program for you. Only you can select which model is best for you. The Asset Allocator Questionnaire can be an aid, but neither it nor AIC will make this decision for you. You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which model is most suitable.
          o Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the program model that you elected. Such rebalancing will be disclosed in quarterly statements to you. Performance of each model is updated daily on our Internet site and is available upon request.
          o Annually, AIC will re-evaluate and may make changes to each investment level model based upon Morningstar's recommendations. When AIC updates the models, we will send you Written Notice of the updated models at least 30 days in advance of the date the updated models are to be effective. If you wish to accept the changes in your selected model, you will not need to take any action, as your Account Value and any subsequent premium will be automatically reallocated pursuant to the updated model. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Model Asset Allocation program.
          o If you are currently participating in a Model Asset Allocation model and you make changes to your allocations outside the model, you will not receive future notifications of model changes. You will then be considered as having withdrawn from the Model Asset Allocation program and as having cancelled your relationship with AIC for purposes of implementing the program with your Policy.

          o AIC is compensated by us as principal underwriter for the Policy. We and AIC may receive fees for administrative services from other portfolios in the models. This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models. Also, Calvert Variable Series, Inc. and Summit Mutual Funds, Inc., which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy (these portfolios may or may not be included in the models). We believe any potential risk of a conflict of interest in these arrangements may be reduced by contracting with Morningstar to independently evaluate and recommend the selection, allocation weighting, and periodic updates regarding portfolios in the models.

         There is no additional charge for selecting the Model Asset Allocation program. Although asset allocation programs are intended to mitigate investment risk, there is a risk that investing pursuant to a model will still lose value. For information about risks of participating in the Model Asset Allocation program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus' Statement of Additional Information. More information about AIC's role as investment adviser for the program is available on AIC's Form ADV Part II which is delivered to you at the time you subscribe to the program. We may modify or discontinue the Model Asset Allocation program at any time.

OTHER IMPORTANT POLICY INFORMATION

         POLICY APPLICATION AND ISSUANCE

         The Insured must not be older than age 80 on the Insured's birthday nearest to the Policy Date. The minimum initial Specified Amount (or "face amount") of life insurance is $100,000. To purchase a Policy, you must submit an application, at least the Initial Premium (see below), and provide evidence of the proposed Insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

         When you apply for your Policy, you will choose one of three death benefit options, which will be used to determine the death benefit.

o         Application in Good Order
          o All application questions must be answered, but particularly note these requirements:
          o The Owner's and Insured's full name(s), Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
          o Your premium allocations must be complete, be in whole percentages, and total 100%.
          o    Initial Premium requirements must be met (see below).
          o Your signature and your agent's signature must be on the application.
          o City, state and date the application was signed must be completed.
          o You must provide all information required for us to underwrite your application (including health and medical information about the Insured, and other information we consider relevant).
          o Please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
          o    Your agent must be both properly licensed and appointed with us.

o      Premium Requirements

         Your premium checks should be made payable to "Ameritas Life Insurance Corp." We may postpone crediting payment of your initial premium made by personal check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

         Initial Premium
          o At least the Monthly Minimum No-Lapse Premium times the number of months between the Policy Date and the date the Policy is issued plus one month.

         Additional Premiums
          o Payment of additional premiums is flexible, but must be enough to cover Policy charges.
          o If a premium increases the Net Amount at Risk, it is subject to evidence of the Insured's continued insurability and our underwriting requirements as to the amount of the increase.
          o    Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic
               Premium, subject to our approval. Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time.
          o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to the Account Value.
          o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

o      Allocating Premium

         You may allocate your premiums among the variable Investment Options (the Subaccounts) and the Fixed Account option. The initial allocation instructions in your Policy application will be used for additional premiums until you change your allocation instructions.

          o    Allocations must be in whole percentages, and total 100%.
          o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
          o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received prior to your Policy's Right to Examine Transfer Date.

         Prior to the Right to Examine Transfer Date, we will hold your initial Net Premium and any additional Net Premiums in the Money Market Subaccount. On the Right to Examine Transfer Date, we will invest your Account Value in the Investment Options pursuant to your application allocation instructions. If, by the Right to Examine Transfer Date, you decide to cancel your Policy, we will refund the premiums paid minus Policy Debt and partial withdrawals.

         Until your Policy is issued, premium payments we receive are held in our general account and are credited with interest at a rate we determine.

ACCOUNT VALUE

          On your Policy's Issue Date, Account Value (or "policy value" or "accumulation value") equals your initial Net Premium (premium less the Percent of Premium Charge) minus any Monthly Deductions since the Policy Date. On any Business Day thereafter, your total Account Value equals the sum of Account Value in the Separate Account variable Investment Options, the Fixed Account, and the loan account, plus any Net Premium received that Business Day, but not yet allocated.

         Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Account Value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's unit value by the number of Accumulation Units held in that Subaccount. We will determine the value of the assets of each Subaccount at the close of trading on the New York Stock Exchange on each Business Day.

         The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount on any Business Day equals the unit value of the Subaccount on the previous Business Day multiplied by the net investment factor for the Subaccount. The net investment factor for each Subaccount can be determined on any Business Day by using the following calculation:
          o the net asset value per share of the Subaccount's underlying portfolio as of the end of the current Business Day, plus the per share amount of any dividend or capital gain distribution paid by that underlying portfolio since the previous Business Day, plus the per share amount of any taxes payable by the Separate Account; divided by
          o the net asset value per share of the Subaccount's underlying portfolio as of the end of the previous Business Day, minus
          o    the daily risk charge.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on that Business Day. Each transaction described below will increase or decrease your Accumulation Units.

         The number of Accumulation Units in a Subaccount will increase when:
          o    Net Premiums are credited to it; or
          o amounts are transferred to it from other Subaccounts, the Fixed Account, or the loan account.

         The number of Accumulation Units in a Subaccount will decrease when:
          o partial withdrawals (and any partial withdrawal fees) are taken from it;
          o    Monthly Deductions are taken from it;
          o    transfer charges are taken from it; or
          o amounts are transferred out of it into other Subaccounts, the Fixed Account, or the loan account.

o        Fixed Account Value
         The Account Value of the Fixed Account on any Business Day equals:
          o    Net Premiums credited to the Fixed Account; plus
          o any transfers from the Subaccounts or the loan account to the Fixed Account; plus
          o    interest credited to the Fixed Account; minus
          o any partial withdrawal (and partial withdrawal fee) taken from the Fixed Account; minus
          o the Fixed Account's share of any Monthly Deductions from Account Value; minus
          o    any transfer fees taken from the Fixed Account; minus
          o amounts transferred from the Fixed Account to the Subaccounts or the loan account.

o        Loan Account Value
         The Account Value in the loan account on any Business Day equals:
          o    amounts transferred to the loan account from the Investment
               Options (the Subaccounts and the Fixed Account); plus
          o    interest credited to the loan account; minus
          o amounts transferred from it into the Investment Options. (Also see DEFINED TERMS for the definition of "Policy Debt.")

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
          o    Transfers among Investment Options.
          o    Establish systematic transfer programs.
          o    Change premium allocations.

How to Authorize Telephone Transactions
          o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules
          o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
          o    Calls will be recorded for your protection.
          o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
          o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

         ELECTRONIC DELIVERY AND COMMUNICATIONS

         You may access certain documents relating to the Policy and Subaccounts electronically. Current prospectuses and reports for the Policy and Subaccounts are available on our Website, and updated prospectuses are posted on or about May 1 of each year. Prospectuses may be supplemented throughout the year, and copies of all supplements are also available on our Website. We post annual reports on our Website shortly after March 1 each year.

         We may make other documents available to you electronically through the email address that you provide to us. When electronic delivery becomes available, and upon your election to receive information online, we will notify you when a transaction pertaining to your Policy has occurred or a document impacting your Policy or the Subaccounts has been posted. In order to receive your Policy documents online you should have regular and continuous Internet access.

         MISSTATEMENT OF AGE OR GENDER

         If an Insured's age or gender has been misstated on the application, an adjustment will be made to reflect the correct age and gender. If the misstatement is discovered at death, the Policy death benefit and any additional benefits provided will be adjusted based on what the cost of insurance rate as of the most recent Monthly Date would have purchased at the Insured's correct age and gender. If the misstatement is discovered prior to death, the Cash Surrender Value will be adjusted, based on the Insured's correct age and gender, to reflect the expense charges, Surrender Charges, and cost of insurance rates from the Policy Date.

         SUICIDE

         We will terminate the Policy and give back the premiums received, less any partial withdrawals and Policy Debt, if the Insured, while sane or insane, commits suicide within two years (one year in Colorado, Missouri, and North Dakota) after the date the Policy was issued. In Montana, the amount we will return will be the premiums received, less any partial withdrawals and Policy Debt, as stated above, or if greater, we will return the reserve determined according to the commissioner's reserve valuation method on the basis of the mortality and interest rate specified in the Policy schedule. We will pay only the Monthly Deductions for an increase in Specified Amount of insurance if the Insured, while sane or insane, commits suicide within two years (one year in Colorado, Missouri, and North Dakota) after the effective date of any increase.

         INCONTESTABILITY

         We will not contest the Policy, in the absence of fraud, after it has been in force while the Insured is alive for two years from the Issue Date, nor will we contest any increased benefits later than two years after the effective date of such increase. If you did not request the increase or if evidence of insurability was not required, we will not contest the increase. Increased benefits, for the purposes of this provision, shall include any favorable Policy changes you request. If the Policy is reinstated, the incontestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement. Riders to the Policy may have separate incontestability provisions.

         ASSIGNMENT

         You may assign your Policy by giving Written Notice. We will not be responsible for the validity of an assignment. We will not be liable for any payments we make or actions we take before we receive Written Notice of an assignment. An assignment is subject to any Policy Debt.

LAPSE AND GRACE PERIOD
o        Minimum No-Lapse Period

         Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

           Lapse of the Policy may result in adverse tax consequences. See discussion at TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.

         This Policy will lapse with no value when the Policy's Cash Surrender Value is not enough to cover any due but unpaid charges. However, we guarantee the Policy will remain in force for the period shown in your Policy's schedule page so long as the premium paid, less partial withdrawals and Policy Debt, equals or exceeds the sum of the monthly Minimum No-Lapse Premiums from the Policy Date to the most recent Monthly Date. Your minimum no-lapse period and Minimum No-Lapse Premium are shown in your Policy schedule.

o        Grace Period

         If the Cash Surrender Value on any Monthly Date is less than the Monthly Deduction for the next Policy month, you will have a 61-day grace period to make a premium payment to continue your Policy. The minimum premium to continue the Policy is the amount which will result in the Cash Surrender Value on the date the grace period began being equal to the current Monthly Deduction plus the next two Monthly Deductions. At the start of the grace period, we will mail a notice of the minimum premium necessary to keep the Policy in force to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the Insured dies during the grace period, we will deduct outstanding Policy Debt and Policy charges due but not paid from the death benefit proceeds payable.

         REINSTATEMENT

         If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within five years of the date of lapse, so long as the Insured is Attained Age 80 or less. To reinstate, we must receive:

          o    Written application signed by you and the Insured;
          o Evidence of the Insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
          o    Premium at least equal to (a + b + c - d) divided by (e) where:
               (a) is the sum of all due and unpaid monthly deductions during the grace period;
               (b) is the sum of monthly deductions for three months from the date of reinstatement;
               (c)  is the surrender charge on the date of reinstatement;
               (d)  is the account value at the beginning of the grace period;
                    and
               (e)  is one minus the premium charge.

          o    Repayment or reinstatement of any outstanding Policy Debt.

         The effective date of reinstatement will be the Monthly Date on or next following the date the reinstatement is approved.

         The Account Value on the date of reinstatement will equal the Net Premium paid to reinstate the Policy; plus the Account Value at the beginning of the grace period; minus the sum of the due and unpaid Monthly Deductions during the grace period.. The Surrender Charge at reinstatement will be based on the original Policy Date and the dates of any increases in Specified Amount as if the Policy had never terminated.

         The Policy cannot be reinstated once it has been fully Surrendered.

         DELAY OF PAYMENTS OR TRANSFERS

         We will usually pay any amounts from the Separate Account requested as a partial withdrawal or Surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:
          o the NYSE is closed for other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
          o    the SEC permits delay for the protection of security holders; or
          o an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the subaccounts.
The applicable rules of the SEC will govern as to whether these conditions exist.

         We may defer payments of a Policy loan, partial withdrawal or full Surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the loan, withdrawal or Surrender.

         BENEFICIARY

         The beneficiary will receive the death benefit proceeds when the Insured dies. You name the primary beneficiary and any contingent beneficiaries in your application. If no primary beneficiary is living when the Insured dies, we will pay to the contingent beneficiary. If no contingent beneficiary is living when the Insured dies, we will pay you or your estate. Unless otherwise provided, if any beneficiary dies within 30 days after the Insured dies as the result of the same disaster, we will pay the death benefit proceeds as if that beneficiary died first.

         Unless your beneficiary designation provides otherwise, we will follow these rules:
          o We will pay equal shares when more than one beneficiary of the same class is to share the funds.
          o No revocable beneficiary has rights in this Policy until the Insured dies.
          o An irrevocable beneficiary cannot be changed without his or her consent.
          o The interest of any beneficiary is subject to the rights of any assignee shown on our records.
          o When beneficiaries are not shown by name (such as "children"), we may find who they are from sworn statements and not wait for court records.

         You may change your beneficiary at any time while the Insured is living by sending Written Notice to us. We must approve any change. If approved, the change will be effective as of the date you signed the Written Notice. We will not be liable for any payments we make or actions we take before the change is approved.

         MINOR OWNER OR BENEFICIARY

         Generally a minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. In most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we may be able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to claim proceeds on behalf of the minor; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

         POLICY CHANGES

         You may request to change your Specified Amount, death benefit option, or riders. Any change to your Policy is effective only if by Written Notice on a form acceptable to us, and only when recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page. When a Policy change is made, we will send you a revised Policy schedule that will show the updated coverage and any new charges.

         "RIGHT TO EXAMINE" PERIOD

         You may cancel your Policy for a refund during your "right to examine" or "free look" period. This period expires 10 days after you receive your Policy (30 days after if it is a replacement for another policy), or 45 days after your application is signed, whichever is later. (The "right to examine" period is longer in some states, ranging from 15 to 30 days.) If you decide to cancel the Policy, you must return it by mail or delivery to the home office or to the Ameritas selling agent by the date the "right to examine" period expires. Your Policy will be void from the beginning. We will refund the premiums paid minus Policy Debt and partial withdrawals, unless otherwise required by state law.

         OPTIONAL FEATURES

         Subject to certain requirements, one or more of the optional insurance benefits described in APPENDIX A may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Account Value as stated in this prospectus' CHARGES section.

         NONPARTICIPATING

         The Policy is nonparticipating. No dividends will be paid under the Policy.

POLICY DISTRIBUTIONS

         The principle purpose of the Policy is to provide a death benefit upon the Insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully Surrender it for its Cash Surrender Value. Tax penalties and Surrender Charges may apply to amounts taken out of your Policy. The Policy will terminate and all insurance will stop when the Insured dies.

         DEATH BENEFIT

         Upon the Insured's death, we will pay to the Policy beneficiary:
          o the death benefit on the Insured's life under the death benefit option in effect; plus
          o any additional life insurance proceeds provided by any optional benefit or rider; minus
          o    any Policy Debt; minus
          o any overdue Monthly Deductions, including the Monthly Deduction for the month of death.

         We will pay the death benefit proceeds after we receive satisfactory proof that the Insured died while the Policy was in force and other proof that we may require in order to investigate the claim. We will pay the death benefit proceeds in a lump-sum payment to the beneficiary. We will include interest from the Insured's date of death to the payment date. The rate of interest will be at least the amount required by law. Full payment of the death benefit proceeds discharges us from any and all claims.

o        Death Benefit Options

         When you apply for your Policy, you will choose one of three death benefit options, which will be used to determine the death benefit.

Death Benefit Option A
         Under Option A, the death benefit is the greater of:
          o    the Specified Amount of insurance coverage; and
          o    the Account Value multiplied by the corridor factor.

Death Benefit Option B
         Under Option B, the death benefit is the greater of:
           o the Specified Amount of insurance coverage plus the Account Value; and
           o   the Account Value multiplied by the corridor factor.

Death Benefit Option C
         Under Option C, the death benefit is the greater of:
          o the Specified Amount of insurance coverage plus the sum of premiums paid minus the sum of partial withdrawals taken; and
          o    the Account Value multiplied by the corridor factor.
         If you select Option C and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

         When you apply for your Policy, you will also choose one of two alternative tests to evaluate whether your Policy qualifies as a life insurance contract under the Internal Revenue Code. Once you have chosen a test for tax qualification, you cannot change it. If you choose the guideline premium test, total premium payments may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code. If you choose the cash value accumulation test, the guideline premium limitations do not apply. The corridor factors are higher for the cash value accumulation test than for the guideline premium test. The corridor factors are shown in the Policy schedule.

o        Changes in Death Benefit Option

         You select the death benefit option when you apply for the Policy. You also may change the death benefit option after the first Policy year, as discussed below.

Changes in Death Benefit Option Rules
o    Your request for a change must be by Written Notice.
o You can only change your Policy death benefit option once each Policy year. The change will be effective on the Monthly Date after we receive (or, if evidence of insurability is necessary, after we approve) your Written Notice.
o    There is no fee to change your Policy death benefit option.
o    Changing from Option B to Option A, or from Option C to Option A:
     The Specified Amount will not change, and the death benefit will be reduced to equal the Specified Amount.
o    Changing from Option A to Option B, or from Option C to Option B:
     The Specified Amount will be adjusted so that the Net Amount at Risk is unchanged.
o The change is allowed only if the new Specified Amount of insurance meets the requirements stated in the Changes in Specified Amount section, below.

    o    Changes in Specified Amount

         The initial Specified Amount is set at the time we issue your Policy. The Specified Amount may change from time to time, as discussed below. A change in Specified Amount could have federal tax consequences (See the TAX MATTERS section.).

         Under the Scheduled Increase Rider for the Insured, we will automatically increase the Specified Amount on Annual Dates. The amount of the increase is shown on the Policy schedule. Total increases from the rider may not exceed two times the initial Specified Amount. No increase will be made after the Annual Date nearest the Insured's 65th birthday. We will mail to you a revised Policy schedule for each increase, Acceptance is automatic.

You may reject the increase by Written Notice to us and return of the revised Policy schedule within 30 days of the increase date. There is no charge for the rider.

         In addition, on or after one year from the Policy Date, you may change the current Specified Amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval. Any change will take effect on the Monthly Date on or after the date we receive your Written Notice.

INCREASE () in Coverage Rules
o The minimum amount of an increase in Specified Amount of insurance coverage is $25,000.
o An increase of the Specified Amount will require evidence of insurability satisfactory to us and be subject to our underwriting limits in place at that time. (Underwriting requirements do not apply to requested increases if certain riders are part of your Policy.)
o Any increase of the Specified Amount will be subject to increased cost of insurance charges, monthly Specified Amount charges, and Surrender Charges based on the Insured's gender and the Issue Age and rate class for the increase. You will receive a revised Policy schedule stating the increased charges.

DECREASE () in Coverage Rules
o    The amount of any decrease may be no less than $1,000.
o    Any reduction in the Specified Amount will be in the following order:
     -    first, reduce the most recent increase of the Specified Amount;
     -    then, the next most recent increases; and
     -    finally, the Policy's initial Specified Amount.
o Any decrease of the Specified Amount you request will not reduce the Surrender Charges or the monthly Specified Amount charges in effect at the time of the decrease.
o The Specified Amount of coverage after the decrease must be at least $50,000. We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o If the change is within the minimum no-lapse period, we will update the monthly Minimum No-Lapse Premium on the revised Policy schedule.

o        Use of Accounting Benefit Rider and Supplemental Coverage Rider

         When you apply for the Policy, you can combine coverage under either or both the Accounting Benefit Rider (ABR) and the Supplemental Coverage Rider
(SCR) with coverage under the base Policy. You must allocate at least $50,000 to base Specified Amount, and the total Specified Amount must be at least $100,000 if you elect the ABR and $250,000 if you elect the SCR. The SCR Specified Amount cannot exceed nine (9) times the base Specified Amount. Use of these riders will change the cost of your insurance coverage.

Accounting Benefit Rider

         Allocating a portion of the total Specified Amount to the ABR increases early year Cash Surrender Values and decreases later year Cash Surrender Values, as compared to all base coverage. There is no Surrender Charge associated with the ABR Specified Amount, but Monthly Deductions for the rider generally are higher than Monthly Deductions for base coverage. The Monthly Deduction for the ABR consists of a cost of insurance charge and an ABR Specified Amount charge. The ABR Specified Amount charge is an amount per $1000 of ABR Specified Amount and will vary based on gender, rate class, Issue Age, Policy year, and Specified Amount.

         This rider is available only at issue. You cannot surrender the rider separately from the Policy.

Supplemental Coverage Rider

         The Supplemental Coverage Rider ("SCR") provides the opportunity to allocate part of the Policy's Specified Amount to this rider. The SCR will adjust over time to maintain total death benefit coverage as described below.

         The death benefit for the SCR is the difference between your total death benefit and the sum of the base death benefit and ABR death benefit. The SCR death benefit automatically adjusts daily as your base and ABR death benefits change. The total death benefit depends on which death benefit option is in effect:

         You may allocate a portion of the total specified amount to the SCR. The SCR death benefit will adjust over time to maintain the total death benefit as described below. The SCR death benefit at any point in time equals the difference between the total death benefit and the death benefit calculated without the SCR. The total death benefit depends on the death benefit option you select.

Option A: If Option A is in effect, the total death benefit is the greater of:
     1. the Specified Amount of the Policy plus any ABR Specified Amount plus the SCR Specified Amount; and
     2.   the Account Value multiplied by the corridor factor.
Option B: If Option B is in effect, the total death benefit is the greater of:
     1. the Specified Amount of the Policy plus any ABR Specified Amount plus the SCR Specified Amount plus the Account Value; and
     2.   the Account Value multiplied by the corridor factor.
Option C: If Option C is in effect, the total death benefit is the greater of:
     1. the Specified Amount of the Policy plus any ABR Specified Amount plus the SCR Specified Amount plus the sum of premiums paid minus the sum of partial withdrawals taken; and
     2.   the Account Value multipled by the corridor factor.
         If the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

         If the Account Value grows sufficiently large, it is possible for the SCR death benefit to become zero. As long as the SCR death benefit remains zero, the SCR cost of insurance will be zero. The SCR death benefit can never be less than zero. Even when the SCR death benefit is zero, the rider remains in effect until you remove it from the Policy.

         Example: If your Account Value increases over time due to positive investment performance in the Subaccounts you choose, and you elect the cash value accumulation test and death benefit option A, your Account Value multiplied by the corridor factor could exceed the sum of the base and ABR Specified Amounts. In that situation, your SCR death benefit would reduce so that your total death benefit remains constant. Eventually, your Account Value could peak and begin to decline so that, when multiplied by the corridor factor, the result would become less than the sum of the base and ABR Specified Amounts. In that situation, your SCR death benefit would increase so that your total death benefit remains constant.

         There is no Surrender Charge associated with the SCR Specified Amount. The Monthly Deduction for the SCR consists of a cost of insurance charge and an SCR Specified Amount charge. The SCR Specified Amount charge is an amount per $1000 of SCR Specified Amount and will vary based on gender, rate class, issue age, Policy year, and Specified Amount. Current rates for the SCR generally are lower than current rates for the base Policy, but maximum rates generally are higher.

No Maturity Date

         This Policy does not have a maturity date. There are no cost of insurance charges after the Insured reaches Attained Age 121.

         POLICY LOANS

         You may obtain a loan from the Cash Surrender Value of your Policy. Any loan transaction will permanently affect your Account Value. We may require you to sign a loan agreement. You may ask your sales representative or us to provide illustrations giving examples of how a loan might affect your Account Value, Cash Surrender Value and death benefit.

         Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences. See the discussion at TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.

                 Amount You Can Borrow                                         Loan Interest Rate
--------------------------------------------------------------- ------------------------------------------------------

Standard Policy Loan.  You may borrow no more than:             Standard  Loan  Interest  Rate.  Current  net  annual
o      the Cash Surrender Value; minus                          loan  interest  rate of 1.0%:  we  charge  a  current
o      loan interest on Policy Debt  including the requested    interest  rate  with a 4.0%  effective  annual  yield
       loan to the next Annual Date; minus                      (guaranteed  not to exceed 4.0%),  but we also credit
o      the sum of the next three Monthly Deductions.            an interest  rate with an  effective  annual yield of
                                                                3.0% to any amounts in the loan account.


                                       30

--------------------------------------------------------------- ------------------------------------------------------
                Amount You Can Borrow                                         Loan Interest Rate
--------------------------------------------------------------- ------------------------------------------------------
Preferred  Rate Policy Loan.  After five (5) Policy  years,  a  Preferred  Loan  Interest  Rate.  Current  net annual portion of the Policy Debt may qualify for the preferred  loan  loan  interest  rate of 0.0%:  we  charge  a  current interest  rate.  The portion  eligible for the preferred  loan  interest  rate  with a 3.0%  effective  annual  yield
interest rate is:                                               (guaranteed  not to exceed 3.5%),  but we also credit
o      the Account Value; plus                                  an interest  rate with an  effective  annual yield of
o      the sum of partial withdrawals taken, minus              3.0% to any amounts in the loan account.
o      the sum of premiums paid.

Loan Rules
o    The Policy must be assigned to us as security for the loan.
o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a loan account. The amounts will be transferred on a Pro-Rata basis, unless you instruct us otherwise. If the value of an Investment Option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a Pro-Rata basis.
o Loan interest is due on each Annual Date. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest only from the Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy Debt exceeds Account Value minus the Surrender Charge minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
o You may repay Policy Debt in full or in part any time while the Policy is in force. We will deduct the amount of the loan repayment from the loan account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as Net Premium is allocated on the date of repayment. You must instruct us to treat your payment as a loan repayment; otherwise, we will treat any unspecified payment as premium.
o The death benefit will be reduced by the amount of any Policy Debt on the date of the Insured's death.
o We may defer making a loan from the Fixed Account for up to six months unless the loan is to pay premiums to us.

         CASH SURRENDER

         While the Insured is alive, you may terminate the Policy for its Cash Surrender Value. After a full Surrender, all your rights in the Policy end, and you may not reinstate the Policy.

         Cash Surrender Rules
          o We will accept a full Surrender request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
          o The applicable Surrender Charge is described in your Policy and in the CHARGES section of this prospectus.
          o We may defer Surrender payments from the Fixed Account for up to six months from the date we receive your request.

         PARTIAL WITHDRAWAL

         While the Insured is alive, you may withdraw part of the Account Value. The amount requested and any partial withdrawal fee will usually be deducted from the Account Value on the date we receive your request if received before 3 p.m. Central Time.

         If Death Benefit Option A (described above) is in effect, then the Specified Amount will be reduced by the partial withdrawal amount plus any fee.

         If Death Benefit Option B or Option C (described above) is in effect, the Account Value will be reduced by the amount of the partial withdrawal, but the Specified Amount of insurance coverage will not change.

Partial Withdrawal Rules
o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
o The applicable partial withdrawal fee is stated in your Policy and the CHARGES section of this prospectus.
     - The minimum partial withdrawal amount is $100; the maximum is an amount such that the remaining Cash Surrender Value is at least an amount sufficient to maintain the Policy in force for the next three months.
o    A partial withdrawal is irrevocable.
o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
o Partial withdrawals will be deducted from your Policy Investment Options on a Pro-Rata basis, unless you instruct us otherwise. If the value of an Investment Option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a Pro-Rata basis.
o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Partial withdrawals may change the Minimum No-Lapse Premium requirements. You may request a new illustration of Account Value from us to demonstrate these changes.
o Depending upon the circumstances, a partial withdrawal may have tax consequences.

         PAYMENT OF POLICY PROCEEDS

         A primary function of a life insurance policy is to provide payment of Policy proceeds. Policy proceeds are payable upon the Insured's death, a full Surrender or partial withdrawal of Account Value, or upon any other benefit where certain proceeds are payable. We will make payment in a lump sum to the beneficiary.

Rules for Payment of Policy Proceeds
o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
o We may require proof of your age or survival or the age or survival of the payee.
o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.

o        Payment of Death Benefit Proceeds

         We may pay death benefit proceeds in a lump sum by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable. The same interest rate schedule and other account terms will apply to all beneficiary accounts in place at any given time. We will send the beneficiary a checkbook within seven days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the general account.

TAX MATTERS

         The following is only general information about federal tax law and is not intended as tax advice to any individual. Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances. We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy. You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

o        Life Insurance Qualification; Tax Treatment of Death Benefit

         The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

         Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:
          o the death benefit should be fully excludable from the beneficiary's gross income; and
          o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy. However, Congress has recently enacted new statutory provisions relating to employer owned life insurance. The death benefit of life insurance owned by an employer is taxable unless the Insured is a certain class of employee and has been given notice and has consented to coverage on his life. Specific statutory requirements must be satisfied for the death benefit of employer owned life insurance to be excluded from taxable income. Any employer contemplating the purchase of a life insurance contract should consult a tax advisor.

         We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

         Modified Endowment Contracts. The Code establishes a class of life insurance contracts designated as modified endowment contracts. Distributions from a modified endowment contract are taxed under different rules, most notably distributions are treated as from income first (to the extent of any gain in the contract) then from cost basis. There are other differences related to modified endowment contracts, such as loans being treated as a distribution (see Tax Treatment of Loans and Other Distributions below). The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy years exceed the sum of the net level premium payments which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Account Value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

         A Policy issued in exchange for a modified endowment contract is also treated as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance Policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

o        Special Considerations for Corporations and Employers

         Premium paid by a business for a life insurance Policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the Policy. For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from the Policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes. In addition, although increases to the Policy's Cash Surrender Value are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes. In 2006, Congress adopted new rules relating to Employer Owned Life Insurance. Any employer contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor regarding the Employee Notice and Consent requirements to avoid the income taxation of the life insurance death benefits.

o        Tax Treatment of Loans and Other Distributions

         Upon a Surrender or lapse of the Policy, if the amount received plus any outstanding Policy Debt exceeds the total cost basis in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means:
o the total of any premium payments or other consideration paid for the Policy, minus
o    any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:
     o All distributions, including Surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Account Value immediately before the distribution over the cost basis in the Policy at such time.
     o Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
     o A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

         Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that reduced rate loans could be treated as distributions rather than loans.

         Distributions (including upon Surrender) and loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

o        Other Policy Owner Tax Matters

         Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full Surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depend on the circumstances of each Owner or beneficiary.

         Interest paid on Policy loans generally is not tax deductible.

         Aggregation of modified endowment contracts. Pre-death distributions (including a loan, partial withdrawal, collateral assignment or full Surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

         Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.

         Diversification requirements. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Account Value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.

         Owner control. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Account Value. These differences could result in you being treated as the owner of a Pro-Rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

         Paid-Up Life Insurance Benefit Endorsement. Electing this benefit may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

         Tax-advantaged arrangements. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

LEGAL PROCEEDINGS

         As of the date of this prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.


HOW TO GET FINANCIAL STATEMENTS

         Our financial statements are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus.


DISTRIBUTION OF THE POLICY

         Our underwriter and affiliate, Ameritas Investment Corp., enters into contracts with its own registered representatives to sell Policies and with various broker-dealers ("Distributors") to distribute Policies through their representatives. Total commission paid for the Policies and other information about distribution compensation can be found in this Policy's Statement of Additional Information ("SAI"). Instructions to obtain an SAI are on the last page of this prospectus. It is also fair for you to ask a representative about the commission they earn for the sale of a Policy. Information about compensation we pay helps you determine whether a representative may have an incentive to recommend our product over another. In addition to regularly scheduled commission, which is indirectly paid for by certain Policy charges, distribution compensation can include periodic cash incentives paid based upon sales goals. We may enter into special compensation or reimbursement arrangements with certain broker-dealers for, among other things, training of sales personnel, marketing or other services they provide to our affiliates or us. We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees and production incentive bonuses. The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $10,000 to $25,000) and marketing support allowances may change from time to time, but in calendar year 2007 the list included the following firms:
Harbour Investments, Investacorp, Inc., and Cullum & Burks. Any additional compensation is paid out of our own assets and will not result in any additional direct charge to you.

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


APPENDIX A: Optional Features

         This Appendix is intended to provide only a very brief overview of additional benefits available to be added to your Policy by rider. Some of these features are only available at the time the Policy is issued, and may not be added later. For more information, contact your registered representative or us. Certain riders may not be available in all states. The cost for each rider, if any, is explained in the CHARGES section.

o    Accelerated Benefit Rider
     This rider provides the ability to accelerate the death benefit to be a living benefit, allowing you to withdraw value from the Policy, as defined in the rider, in the event of diagnosis of terminal illness. The amount available as a living benefit is less than the total death benefit payable under the Policy.

o    Accidental Death Benefit Rider
     This rider provides an additional death benefit, payable if the Insured's death results from certain accidental causes.

o    Accounting Benefit Rider ("ABR") *
     This rider provides term insurance upon the Insured's life in addition to the Specified Amount of insurance coverage under the Policy.

o    Children's Insurance Rider
     This rider provides term life insurance protection, as defined in the rider, for the Insured's children.

o    Guaranteed Insurability Rider
     This rider guarantees that insurance coverage may be added at various option dates without evidence of insurability. This benefit may be exercised on the option dates even if the Insured is disabled.

o    Insurance Exchange Rider
     This rider provides the right to exchange the Policy for a new policy on the life of a substitute insured. Exercise of the right is subject to satisfactory evidence of insurability of the substitute insured. Costs associated with the new policy will vary. For purposes of calculating any surrender charges subsequently imposed on the policy acquired by exchange, we will take into account the number of policy years that this Policy, and the policy acquired by exchange, have been in force. Exercise of this rider will result in a taxable exchange.

o    Paid-Up Insurance Benefit Endorsement
     This endorsement protects your Policy from lapsing under certain conditions when your outstanding Policy Debt is large relative to your Account Value and Specified Amount.

o    Scheduled Increase Rider
     This rider provides for automatic increases in the Specified Amount on each Annual Date, subject to the terms of the rider. The amount of the increase is specified in the rider. The Insured's rate class on the issue date of the rider will be the rate class of the scheduled increases. You cannot add this rider if you have chosen the cash value accumulation test as your tax qualification test.

o    Supplemental Coverage Rider ("SCR") *
     This rider provides a supplemental death benefit that automatically adjusts over time to maintain the total death benefit coverage you select. For example, if your base death benefit (and any ABR term death benefit) decreases below the total death benefit, the SCR death benefit will increase to maintain the total death benefit amount.

o    Term Insurance Rider
     This rider provides term insurance upon an individual other than the insured.

o    Total Disability Benefit Rider
     This rider provides that during periods of the Insured's total disability, as defined in the rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this rider. The Owner chooses the benefit level at the issue of the rider.

o    Waiver of Monthly Deduction Rider
     This rider provides that during periods of the Insured's total disability, as defined in the rider, certain Policy charges and charges for any Policy riders will be waived.

* More information about the ABR and SCR riders is found in the Death Benefits section of this prospectus.

DEFINED TERMS
Defined terms, other than "we, us, our," "you and your," are shown using initial capital letters in this prospectus.

Account Value / Accumulation Value / Policy Value means the sum of Net Premiums paid, minus partial withdrawals, minus Policy charges, plus interest credited to the Fixed Account and the loan account, adjusted for gains or losses in the Subaccounts. The Account Value is comprised of amounts in the Subaccounts, the Fixed Account, and the loan account.

Accumulation Unit means an accounting unit of measure used to calculate the Account Value allocated to a Subaccount of the Separate Account. It is similar to a share of a mutual fund.

Annual Date means the same date each year as the Policy Date.

Attained Age means the Issue Age plus the number of completed Policy years. With respect to any increase in Specified Amount, Attained Age means the Issue Age for the increase plus the number of complete years since the increase.

Business Day means each day that the New York Stock Exchange is open for trading.

Cash Surrender Value means the Account Value, minus the Surrender Charge, minus any Policy Debt.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable Investment Options of the Separate Account. The Fixed Account is part of our general account.

Insured means the person shown on the policy schedule upon whose life this policy is issued.

Investment Options means collectively the Subaccounts and the Fixed Account. You may allocate Net Premiums and reallocate Account Value among the Investment Options.

Issue Age means the Insured's age as of the birthday nearest to the Policy Date. With respect to any increase in Specified Amount, Issue Age means the Insured's age as of the birthday nearest to the date of the increase.

Issue Date means the date on which the suicide and incontestability periods begin. If we have received the initial premium from you, the Issue Date will also be the date when you have life insurance coverage with us. If we have not received the initial premium from you, you WILL NOT have coverage until the date on which we receive the initial premium from you.

Minimum No-Lapse Premium means the amount that must be paid on a cumulative basis to keep this Policy in force during the minimum no-lapse period as shown on the Policy schedule.

Monthly Date means the same date of each month as the Policy Date.

Monthly Deduction means a charge made against the Account Value on each Monthly Date for the coverage provided by this Policy and any attached riders.

Net Amount at Risk means the death benefit on the Monthly Date, discounted at the Fixed Account minimum credited rate for one month, minus the Account Value on the Monthly Date, after the Monthly Deduction has been taken except for the cost of insurance.

Net Premium means the premium paid reduced by the premium charge, which will not exceed the maximum premium charge shown on the Policy schedule.

Planned Periodic Premium means a level premium you intend to pay at a fixed interval. The Planned Periodic Premium is shown on the Policy schedule.

Policy Date means the date from which Policy months, years and anniversaries are measured. The Policy Date will be determined by us unless you request a different Policy Date that we approve. If the Issue Date is after the Policy Date or we have not received the initial premium from you, you WILL NOT have life insurance coverage on the Policy Date.

Policy Debt means the sum of all unpaid Policy loans and accrued interest on Policy loans.

Pro-Rata means allocating a dollar amount among the Investment Options in proportion to the Account Value in those Investment Options.

Right to Examine Transfer Date means 13 days after the Issue Date, or if later, the date all requirements necessary to place the Policy in force are delivered to us.

Specified Amount means a dollar amount used to determine the death benefit of your Policy. It is shown on the Policy schedule. You may increase or decrease it as provided in your Policy.

Subaccounts means the divisions within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio.

Surrender means termination of this Policy at your request for its Cash Surrender Value while the Insured is alive.

Surrender Charge means the charge subtracted from the Account Value on the Surrender of this Policy.

Valuation Period is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

We, Us, Our, Ameritas means Ameritas Life Insurance Corp.

Written Notice means information we have received at Ameritas, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-7335. A Written Notice must be signed by you, in good order, and on a form approved by or acceptable to us Call us if you have questions about what form or information is required. When notice is permitted and sent to us by facsimile, we have the right to implement the request if the copied or facsimile signature appears to be a copy of a your genuine original signature.

You, Your, Owner means the Owner as shown on the Policy schedule, unless changed. The Insured may or may not be the Owner.

         IMSA

         We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.


                                    THANK YOU
                         for reviewing this prospectus.
    You should also review the fund prospectuses for the Subaccount variable
          Investment Option underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
             wish to request a Statement of Additional Information,
               or inquire about a Policy, including a personalized
               illustration (without charge), contact your sales
                  representative, or write or telephone us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                       Toll-Free Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                 Interfund Transfer Request Fax: 1-402-467-7923
                           Internet: www.ameritas.com


                           REMEMBER, THE CORRECT FORM
is important for us to process your Policy elections and changes accurately. Many service forms can be found in the "Products & Services" section of our Internet site. Or, call us at our toll-free number and we will send you the form you need.

         ILLUSTRATIONS

         Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, Investment Options and any optional features selected, how you plan to accumulate or access Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Values and Account Values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your sales representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation.

         STATEMENT OF ADDITIONAL INFORMATION;
         REGISTRATION STATEMENT

         A Statement of Additional Information ("SAI") with the same date as this prospectus contains other information about the Separate Account and the Policy. You may obtain a copy by calling our toll-free telephone number, at the left. Within three Business Days after we receive your request for an SAI, we will send your copy, without charge, by first class mail or e-mail. Information about the Separate Account (including the SAI), is available on the SEC's Internet site at www.sec.gov, or can be reviewed and, for a fee, copied at or ordered from the SEC's Public Reference Room, 100 F Street, NE, Washington, D.C. 20549-0102. (You may direct questions to the SEC at 202-551-8090.)

         REPORTS TO YOU

         We will send a statement to you at least annually showing your Policy's death benefit, Account Value and any Policy Debt. If your Policy activity is limited to scheduled periodic premiums automatically deducted from your bank or investment account, the annual report will also be the only confirmation you have of premium payments and regular Monthly Deductions. We will confirm any other premium payments, Policy Debt, transfers between Investment Options, lapses, Surrender, partial withdrawals, and other Policy transactions as they occur. You will receive additional periodic reports that the SEC may require.


(R) Ameritas Life Insurance Corp.

                       [Ameritas Life Insurance Corp.Logo]
                                           A UNIFI Company

Excel Performance VUL        Last Page            SEC Registration #: 811-04473